Exhibit 99.2


Ciba Specialty Chemicals








                                                                      [Logo]
Financial Review                                            Ciba
2000








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


Contents
 1 Financial Highlights
 2 Management's Discussion and Analysis of
   Financial Condition and Results of Operations

   Consolidated Financial Statements
16 Consolidated Statements of Income
17 Consolidated Balance Sheets
18 Consolidated Statements of Cash Flows
19 Consolidated Statements of Shareholders' Equity
20 Business Segment Data
22 Geographic Data
23 Notes to Consolidated Financial Statements
37 Independent Auditors' Report

38 Summary of Selected Financial Data
40 Major Consolidated Subsidiaries and
   Associated Companies
42 Ciba Specialty Chemicals Holding Inc.
   Financial Statements
44 Glossary of Financial Terms

Financial Highlights
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(in millions of Swiss francs, except share and per share data)

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Year ended December 31,                                2000             1999
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Net sales                                             7 902            7 244
Operating income from continuing operations             876              632
Income from continuing operations                       418              238
Net income from discontinued operations, net of tax      34               87
Net income                                              452              325
Basic and diluted earnings per share:
From continuing operations per share                   6.31             3.58
Net income per share                                   6.81             4.89
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Financial data before restructuring and special charges
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Operating income from continuing operations             878              632
Income from continuing operations                       420              238
Net income                                              454              325
Basic and diluted earnings per share                   6.84             4.89
Cash flows from operating activities,
before restructuring payments (1)                     1 065            1 054
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Capital expenditures                                    249              267
Research and development expenditures                   293              256
Number of employees at year end                      20 306           20 117
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Net sales growth percentage                              9%               9%
Net sales growth percentage, in local currencies         2%               8%
EBITDA                                                1 348            1 086
EBITDA margin                                         17.1%            15.0%
Velocity                                               0.80             0.75
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(1) From continuing operations.

See Glossary of Financial Terms

Management's Discussion and Analysis of Financial Condition and Results of Operations
----------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

Year in Review - 2000 Compared to 1999
Results of operations                 2000       1999       Currency Trends
Net sales                            7 902      7 244       The average exchange rates for the major currencies used to
Gross profit                         2 569      2 288       dollar (USD), the British pound (GBP) and the Japanese yen
Operating income                       876        632       (JPY) against the Swiss franc was slightly offset, however,
Income from continuing operations      418        238       by the depreciation of the Euro. With respect to the U.S.
Net income                             452        325       dollar, the average rate used for translating the statement
EBITDA, before restructuring                                of income was CHF 1.69 per USD in 2000, as compared
and special charges(1)               1 348      1 086       to CHF 1.50 per USD in 1999.
Restructuring and special charges        2          0            With the exception of the U.S. dollar, which appreciated
Operating cash flow(2)               1 065      1 054       substantially against the Swiss franc, the December 31, 2000
Shareholders' equity at year end     3 754      3 638       year-end currency exchange rates for the major currencies
Dividend per share                    2.00(3)    2.00       used in translating the Company's consolidated balance
Key performance ratios                                      sheet into Swiss francs depreciated against the Swiss franc,
-----------------------------------------------------       as compared to December 31, 1999. The appreciation of the
Sales growth                            9%         9%       U.S. dollar against the Swiss franc was partly offset, however,
Expressed as a percentage of sales:                         by the depreciation in the British pound, the Japanese yen
Gross profit                         32.5%      31.6%       and the Euro against the Swiss franc.
Operating income                     11.1%       8.7%            These currency trends resulted in currency effects on
Income from continuing operations     5.3%       3.3%       the Swiss franc statement of income and to a lesser extent
Net income                            5.7%       4.5%       on the Swiss franc balance sheet items.
EBITDA, before restructuring and                                 For further discussion on the effect of different year-end
special charges                      17.1%       15.0%      exchange rates and information on the Company's currency
-----------------------------------------------------       risk management, see "Effective treasury management",
(1)  Including restructuring expenses and special           "Consolidated balance sheet", "Liquidity and capital
     charges of CHF 2 million in 2000, EBITDA was CHF       resources" and "Supplemental Information - Market rise
     1 346 million.                                         due to fluctuating foreign currency exchange rates and
(2)  From continuing operations. Including restructuring    interest rates" of this Management's Discussion and Analysis
     payments of CHF 35 million in 2000 and CHF 148         of Financial Condition and Results of Operations.
     million in 1999, operating cash flows from continuing
     operations were CHF 1 030 million and CHF 906          Use of Certain Supplementary Financial Indicators
     million, respectively.                                 The following comparative discussion of the results of
(3)  The 2000 dividend per share reflects the dividend      operations and financial condition of the Company includes,
     payment proposal to be made at the shareholders'       among other items, an analysis of a number of non-U.S.
     meeting in 2001, based on 2000 results, and is         GAAP financial indicators that form part of the Company's
     subject to shareholder approval.                       value based management reporting system and that are used
                                                            by management for purposes of analyzing the results of
The discussion in this Management's Discussion and          operations and financial condition of the Company. These
Analysis of Financial Condition and Results of Operations   financial indicators are derived from U.S. GAAP financial
is based on, and should be read in conjunction with, the    items. Such indicators include EBITDA (Earnings Before
Consolidated Financial Statements and the Notes thereto,    Interest, Taxes, Depreciation and Amortization), velocity and
which are prepared in accordance with U.S. GAAP and are     economic profit. For a definition of these terms and other
included elsewhere in this Financial Review. For a          financial terms, see "Glossary of Financial Terms" at the
definition of certain financial terms used herein, see      end of this Financial Review.
"Glossary of Financial Terms" at the end of this Financial       Management is of the opinion that these financial
Review. Except for percentages, share, per share data or    indicators are an important measure of comparative
exchange rate data and except as otherwise stated, all      operating performance of the businesses of the Company
numbers in tables are in millions of Swiss francs (CHF).    and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of
Introduction                                                financial stability. However, these supplementary financial
To facilitate a meaningful analysis and interpretation      indicators should be considered in addition to, and not as
of the Company's results, this Management's Discussion      a substitute for, operating income, net income, cash flow
and Analysis of Financial Condition and Results of          and other measures of financial performance and liquidity
Operations focuses on discussion and analysis of the        reported in accordance with U.S. GAAP.
results of continuing operations, which excludes the
results of the Performance Polymers operations, which       Overview
have been reported as discontinued operations for the       Market conditions in the Company's customer industries
years 1999 and 2000, until May 31, 2000, the date of the    in 2000 were characterized, for most of the year, by the
divestment (see Note 3 to the Consolidated Financial        continuation of the improved economic environment,
Statements).                                                which commenced in the second half of 1999. Many
     In certain sections of this Management's Discussion    European markets, fueled in part by the weakness of
and Analysis, the reported results have been adjusted to    the Euro against the U.S. dollar, continued to improve
exclude the restructuring and special charges. In addition, throughout 2000. In the United States, a slow-down in
one time gains and non-recurring expenses have been         market demand was noted near the end of the year 2000.
highlighted and commented upon in order to facilitate
comparability of ongoing business performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
----------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

In Asia, the Japanese market has  not fully recovered       Water Treatments facility in the United
from its lows of 1999, remaining sluggish throughout        States, the reduction of Additives and Consumer Care
2000.  In other Asian markets, there was a continuation     headcount at a shared production facility in the United
throughout most of 2000 of the steady growth that began     States and the reorganization of the administrative
in the second half of 1999. Market demand in Brazil and     functions of the Company's Southern Europe organization.
Mexico remained at high levels during the entire year.      The closure of the Water Treatments facility will improve
                                                            efficiencies across the business unit as well as in other
Operational review                                          United States based manufacturing facilities, improving
Profitable growth through innovation, customer focus and    operating margins and market competitiveness. The
continuing operational improvements                         Additives, Consumer Care and Southern Europe programs are
Net sales in 2000 at CHF 7 902 million grew 9 percent in    designed to reduce operating costs in response to the
Swiss francs and 2 percent in local currencies compared     reduced infrastructure requirements resulting from the
to the previous year. The Company's gross profit            sale of the Performance Polymers business.
increased in 2000 to CHF 2 569 million or 32.5 percent of
sales from CHF 2 288 million or 31.6 percent of sales in    The fourth quarter
1999.  Operating income improved in 2000 to CHF 876         Net sales in the fourth quarter 2000 at CHF 1 917 million
million or 11.1 percent of sales from CHF 632 million or    grew 1 percent in Swiss francs and decreased 4 percent in
8.7 percent of sales in 1999.  Net income in 2000           local currencies compared to the fourth quarter of the
increased to CHF 452 million or CHF 6.81 per share from     previous year. Operating income decreased to CHF 188
CHF 325 million or CHF 4.89 per share in 1999. The          million or 9.8 percent of sales from CHF 197 million or
Company's EBITDA and EBITDA margin, before restructuring    10.4 percent of sales in the fourth quarter of 1999.  Net
and special charges, increased to CHF 1 348 million and     income in the fourth quarter 2000 was flat at CHF 123
17.1 percent, respectively, in 2000 compared to CHF 1 086   million compared to CHF 126 million for the comparable
million and 15.0 percent, respectively, in 1999.            period in 1999.
     Favorable currency conditions, particularly the             Despite the fact that sales development was adversely
strengthening of the U.S. dollar and the Japanese yen       affected by the slowdown towards the end of the year of the
against the Euro and the Swiss franc, contributed 7         United States economy, the Company was still able to maintain
percent to the total sales growth in 2000. The Company's    its net income at prior year levels. This was primarily due
continued focus on innovation and meeting customer needs    to continued effective raw material procurement, tight control
led to an increase in net sales in 2000, contributing to    over costs and the improved financing structure of the
the 5 percent volume and product mix increase. Pricing      company, which led to lower net interest expenses.
pressure continued in many of the Company's markets.
Selective price increases, however, helped to contain       Strategic focus on innovation
price erosion, ending the year with a negative 3 percent    The Company continued its strategic initiatives of
price effect on net sales. In all divisions, volume         innovation and development of environmentally friendly
growth continued to outpace price reductions.               products.  Significant investments in research and
     The combination of volume growth and product mix       development underscore the importance of innovation as
changes coupled with continuing operational efficiency      a key success factor. The Company's research and
improvements more than compensated for selling price        development program continued to focus on generating new
reductions and modest raw material price increases          business and defending leading market positions. Research
leading to higher profits in both absolute and intensity    and development expenses as a percentage of sales were
terms.                                                      3.7 percent in 2000 compared to 3.5 percent in 1999.
     Hexcel Corporation ("Hexcel"), the Company's major     In absolute terms, research and development expenses
equity affiliate, realized a one time gain in 2000 on the   increased by CHF 37 million to CHF 293 million in 2000
sale of its Bellingham aircraft business. The Company's     compared to CHF 256 million in 1999, an increase of 15
share of this gain, recorded in the line "income from       percent in Swiss francs or 12 percent in local currencies.
earnings of equity affiliates", amounted to CHF 57
million. This one time gain was, however, offset by a       The Company continues to optimize its business portfolio
number of non-recurring expenses relating primarily to a    through selective acquisitions and divestments to
thorough review of the Company's liabilities, including     strengthen its focus on core businesses and improve
environmental liabilities, and an increase in performance   profitability The most significant portfolio change was
based compensation expenses. In addition, in the fourth     the completion on May 31, 2000 of the sale of the
quarter the Company realized a gain of CHF 71 million       Performance Polymers business to Vantico, a company
from the sale of its majority stake in Hexcel, which is     established by Morgan Grenfell Private Equity, the private
included in the line "restructuring and special charges"    equity arm of Deutsche Bank AG, and to certain Asian joint
in the 2000 Consolidated Statement of Income. A number      venture parties. Total gross proceeds from the sale were
of restructuring and special charges relating to business   CHF 1.6 billion, which includes net debt assumed of
reorganizations and anticipated impairments of equity       approximately CHF 160 million.  This divestiture
affiliates amounted to CHF 73 million.  Overall, the one    underscores the Company's strategy of focusing its
time gains described in this paragraph were offset by       portfolio on specialty chemicals rather than specialty
non-recurring expenses, resulting in only a small net       materials. The Performance Polymers business that was sold
effect on the Company's income.                             comprised substantially all of the previously reported
     The Company announced several restructuring            Performance Polymers division. The Company realized a net
initiatives in the fourth quarter of 2000. These            gain from discontinued operations of CHF 34 million, after
initiatives were driven by the Company's focus on           consideration of the Performance Polymers business
improving its overall operational efficiencies and by the   operating results through May 31, 2000, the results of the
deteriorating external market conditions, especially in     divestment transaction taxes and the costs of selling the
the United States. The initiatives primarily included the   business.
closure of a

Management's Discussion and Analysis of Financial Condition
and Results of Operations
----------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

In the first half of 2000, the Company concluded the        Financial review
acquisition of Prochimica s.r.l. for a total purchase       Strong volume growth in positive economic environment
price of approximately CHF 85 million. This acquisition,    through most of the year
by the Additives division, secures an uninterrupted supply  Sales increased to CHF 7 902 million in 2000 or by 9
of key photoinitiators and supports the already high        percent in Swiss francs and by 2 percent in local
EBITDA margins of the division.                             currencies. Sales growth compared to 1999 resulted from
     In the second half of 2000, the Company concluded      the following factors:
the acquisition of certain paper-chemical product lines
and technology from Cytec Industries for a total purchase   Consolidated sales                    2000 compared to 1999
price of approximately CHF 40 million (USD 23 million).     Volume/product mix                                       5%
This acquisition complements and expands the Company's      Price                                                  (3)%
product offerings to the paper industry, one of its         Currency                                                 7%
strategic industry segments.                                Total in Swiss francs                                    9%
     In December 2000, the Company sold approximately
81 percent or 14 525 000 shares of its holdings in its      The strong volume growth and the positive economic
most significant equity affiliate, Hexcel, to an            environment, which began during the second half of 1999,
investor group led by Goldman Sachs for CHF 277 million     continued through most of 2000. The Company's global
(USD 160 million).  This divestment underscores the         market presence, selective price increases and favorable
Company's strategy to exit joint ventures which have        currency effects enabled the Company to benefit from the
little strategic fit with its core business. Hexcel is      positive economic environment. Price declines arose from
focused on the sale of specialty materials and not on       competitive conditions in certain markets. In addition,
specialty chemicals. As a result, after the sale of the     during 2000 prices were negatively impacted for products
Performance Polymers business, this investment no longer    delivered into regions such as the United States where,
supported or supplemented the growth of the Company's       due to the recent appreciation of the U.S. dollar,
remaining core businesses and therefore, divestment steps   customers were demanding a share of the suppliers'
were undertaken.                                            currency gains. Sales grew in all divisions and volume
                                                            growth in all divisions outpaced price declines. The
Cash flows higher due to operational improvements and       economic environment did, however, begin to show signs of
divestment activities                                       weakness late in the fourth quarter of 2000.
Continued improvements in net income and effective               Sales increases were posted in all the major markets
asset management led to a growth in cash flows provided     in Europe, both in Swiss francs and in local currencies,
by continuing operations to CHF 1 065 million in 2000       with the exception of the United Kingdom where sales
as compared to CHF 1 054 million in 1999, before            declined slightly in local currency. In the Western
restructuring payments of CHF 35 million in 2000 and CHF    Hemisphere, sales increased in Swiss francs but remained
148 million in 1999. This reflects high levels of net       flat in local currencies. The sales development during the
income and successful asset management. The Company's      year was characterized by a strong first half, followed by focus on tight asset management continued to show positive  a slowdown in the second half, particularly in the United
results with both inventories and accounts receivable,      States. As a consequence of this economic slowdown, noted
expressed as a percentage of sales, below the levels        in the fourth quarter of 2000, sales in the United States
achieved in 1999.                                           declined in local currency.  In the Eastern Hemisphere,
     The combination of the effects from the Company's      sales increases were posted by most major markets both
net business portfolio changes and the continued emphasis   in Swiss francs and in local currencies, with the
on cost effective capital expenditures contributed to       exception of Japan where sales declined in local
increased cash flows from investing activities in 2000,      currency. In the China Region and in the Rest of Asia
providing cash of CHF 1 271 million, compared to a use of   strong sales growth was posted in both Swiss francs
cash in 1999 of CHF (131) million. It should be noted,      and in local currencies.
however, that certain cash payments relating to
separation costs arising from the Polymers divestment       Geographic sales distribution                2000      1999
have not yet been made. The Company estimates that cash     Europe                                        37%       39%
payments relating to these separation costs will amount     Western Hemisphere (1)                        37%       36%
to approximately CHF 270 million during 2001. Thereafter    Eastern Hemisphere (2)                        26%       25%
cash payments will be less significant.
     As a result of continued operating cash flows in       (1)  The Western Hemisphere is comprised of North, Central
excess of one billion Swiss francs, and the positive             and South America.
contributions to cash from divestment activities, the       (2)  The Eastern Hemisphere is comprised of Asia, Africa,
level of free cash flow improved to CHF 2 169 million            the Middle East, Australia and New Zealand.
compared to CHF 816 million in 1999. Free cash flow was
used, when economically advantageous to the Company, for
debt repayment and for small strategic acquisitions.
Excluding the effects of acquisitions and divestments,
free cash flow would have been CHF 603 million compared
to CHF 746 million in 1999.

(in millions of Swiss francs, except share and per share data)

Profit margins improve                                      The Company has historically invested and plans to
Gross profit margin improved to 32.5 percent of sales       continue to invest approximately 3 to 4 percent of sales
compared to 31.6 percent in the prior year. This            in research and development activities. The Company's
improvement reflects the impact of strong volume growth     research and development program focuses on generating new
and product mix changes coupled with improvements in        business and defending leading market positions by
production and process efficiencies, which led to an        continuous innovation. The Company's research and
increase in overall capacity utilization. These positive   development strategy is to enter both new and existing
factors more than compensated for both the reductions in    markets with innovative formulations and solutions which
selling prices and the 2 to 3 percent increase in raw       satisfy customer needs.
material prices. This relatively stable increase in raw          Some examples of entering new markets with new
material prices, in comparison to overall market            formulations are the development of textile dyes products
conditions, was achievable due to the Company's ability to  for use in the manufacture of transparent colored plastics,
optimize procurement of raw materials by purchasing         which have many applications including in colorful
supplies globally through its worldwide organization and    translucent computers and notebooks and applying Water
relationships. This global reach allows the Company to      Treatments' nanocolloids technology in Home and Personal
take advantage of availability of supply as well as         Care's detergent chemicals sector, thereby enhancing the
favorable foreign currency movements. In addition, the      products stain removal capability.
margin benefited from the impact of the U.S. dollar              Innovative product range extensions and customer focused
strengthening against the Euro in 2000, as the Company      solutions within existing markets include improvements in
has a higher proportion of its production costs than its    the pre-blend business in Polymer Additives, where in-house
sales concentrated in Europe.                               or toll-manufactured additives are mixed and formulated to fulfill specific customer needs and pigment granules from
Despite ongoing investments in the future and unfavorable   the Inks, Paints and Plastics business unit that have been
foreign currency effects, costs decrease as a percentage    developed from pigment powder, thereby reducing dosage
of sales                                                    levels in the customers manufacturing process.
Selling, general and administrative expenses expressed as        Also, the Company continues to develop new and improved
a percentage of sales decreased from 18.5 percent in 1999   manufacturing processes which are cost competitive and meet
to 18.0 percent in 2000. In absolute terms, selling,        all environment, health and safety requirements.
general and administrative expenses increased by CHF 84
million to CHF 1 425 million, compared to CHF 1 341         Amortization of goodwill
million in 1999, an increase of 6 percent in Swiss francs   Amortization of goodwill increased to CHF 86 million in 2000,
but only 2 percent in local currencies. Despite only        an increase of CHF 12 million. This increase was primarily
modest cost increases in local currencies, foreign          related to the additional goodwill amortization resulting
exchange currency movements led to higher annual costs      from the current year business acquisitions.
when these local costs were translated into Swiss francs.
Apart from this large foreign exchange currency movement    Increased income from earnings of equity affiliates
effect, a number of other factors affected expenses. The    Income from earnings of equity affiliates (investments in
Company conducted a thorough review of its liabilities,     unconsolidated companies with greater than 20 percent
including environmental liabilities, to ensure that all     and less than or equal to 50 percent ownership), before
known and quantifiable liabilities were adequately          income taxes, increased to CHF 113 million in 2000 from
provided for and disclosed. Continued focus on future       CHF 15 million in 1999. The related income taxes on
growth, through investments in promising new technologies,  earnings of equity affiliates are recorded separately in the
together with a number of smaller initiatives relating to   Company's provision for income taxes.
streamlining operations, also increased costs. In                In 2000, income from earnings of equity affiliates was
addition, an improved business performance in 2000          positively impacted by Hexcel. In 2000, the Company's
resulted in higher employee compensation costs, as          share of Hexcel's income amounted to CHF 66 million
compensation levels are partly linked to achieving          as compared to a loss of CHF (17) million in 1999. Also
performance targets. These cost increases were offset by    included in Hexcel's 2000 income from earnings of equity
a number of cost reductions, which resulted from the        affiliates is CHF 57 million, representing the Company's
completion of key reorganizations and business improvement  share of the gain recognized by Hexcel on the sale of its
initiatives implemented by the Company over the past        Bellingham Aircraft business.
several years. Overall, the Company was able to improve          In December 2000, the Company sold a majority of its
its selling, general and administrative expenses to sales   interest in its investment in Hexcel. The Company realized
ratio by a structural half percentage point.                a gain of CHF 71 million from this sale, which is included in the line "restructuring and special charges" on the
Continuing commitment to research and development           Consolidated Statement of Income. For further discussion
Research and development expenses as a percentage of        related to this sale, refer to the section "Restructuring
sales were 3.7 percent in 2000 compared to 3.5 percent      and special charges, net" of this Management Discussion and
in 1999. In absolute terms, research and development        Analysis of Financial Condition.
expenses increased by CHF 37 million to CHF 293 million
in 2000 compared to CHF 256 million in 1999, an increase
of 15 percent in Swiss francs or 12 percent in local
currencies.

Management's Discussion and Analysis of Financial Condition and Results of Operations
----------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

Profitable growth and operational improvements led     The costs and activity associated with the current
to an increase in operating income and EBITDA          year restructuring programs are summarized below:


                                    2000    1999                              Severance        Other
------------------------------------------------       2000                        costs        costs      Total
Operating income (EBIT)              876     632       ---------------------------------------------------------
EBITDA                               346   1 086       Restructuring expense         30           22          52
EBIT margin                         11.1%   8.7%       Amounts utilized               0            0           0
EBITDA margin                       17.0%   15.0%      December 31,                  30           22          52
Increase 2000 compared to 1999
Operating income (EBIT)               39%
EBITDA                                24%              Management believes that the remaining restructuring
Before restructuring and special charges               provision is adequate to complete all of its programs.
Operating income (EBIT)              878     632            In 1999, the Company implemented a
EBITDA                             1 348   1 086       program in its Water Treatments business unit to
EBIT margin                         11.1%   8.7%       eliminate approximately 250 FTEs, principally in
EBITDA margin                       17.1%  15.0%       the production, sales and administration areas.
Increase 2000 compared to 1999                         These programs were completed in 1999.
Operating income (EBIT)               39%                   In 2000, the Company completed all of its
EBITDA                                24%              outstanding restructuring programs that were
                                                       announced in prior years (see Note 10 to the
                                                       Consolidated Financial Statements).

Improved operating income and EBITDA is reflective     Additives division results
of the profitable sales growth, the optimization of    Additives division results excluding Water Treatments
procurement of raw materials to minimize the impact    Sales increased to CHF 2 644 million in 2000 or by
of raw material price increases, favorable currency    9 percent in Swiss francs and by 2 percent in
conditions and the effects of cost reductions which    local currencies. Sales growth compared to 1999
have been achieved from the completion of key          resulted from the following factors:
reorganizations and business improvement initiatives
implemented over the past several years.               ----------------------------------------------------
     As discussed above, operating performance         Sales development              2000 compared to 1999
in 2000 was affected by the equity income from         ----------------------------------------------------
Hexcel, which  included the Company's share of the     Volume/product mix                                6%
gain recognized by Hexcel on the sale of its           Price                                           (4)%
Bellingham aircraft business, and by a number of       Currency                                          7%
non-recurring expenses recorded in selling, general    Total in Swiss francs                             9%
and administrative expenses. The net effect of the     ----------------------------------------------------
one time gain and the non-recurring expenses is not
material to the Company's income.                      Additives sales were marked by strong volume
                                                       growth through most of the year. This sales
Restructuring and special charges, net                 development reflects the positive economic
The Company evaluates the performance of its           environment during the first nine months of the
divisions' operating incomes before restructuring      year, followed by the expected slowdown in the
and special charges. Accordingly, restructuring and    United States economy towards the end of the year.
special charges are not included in the divisions'     In addition, some price erosion was caused by
operating results.                                     customers located in strong currency regions, such
     In 2000, the Company incurred net                 as the United States, who purchase products
restructuring and special charges of CHF 2 million.    manufactured in weaker currency regions, such as
This charge includes a CHF 71 million gain from the    the Euro region, requesting a share of the
sale of 14 525 000 shares of the Company's             suppliers' currency gains.
investment in Hexcel, at USD 11.00 per share, which         The division realized sales growth in
represents approximately 81 percent of the Company's   Polymer Additives, and particularly in Lubricant
holdings (see Notes 3, 8 and 10 to the Consolidated    Additives, both in Swiss francs and local
Financial Statements). Also included is a charge of    currencies. The results were driven by continuing
CHF 21 million related to the estimated impairment     innovation in meeting customer needs and by
loss on certain of the Company's equity investments.   favorable global market conditions. Imaging and
The restructuring programs totaling CHF 52 million,    Coating Additives' sales were strong in the first
comprise primarily the restructuring of Water          half of the year but were unfavorably affected by
Treatments operations in the United States, (mainly    a slowdown in the United States automotive
relating to the closure of a manufacturing             industry in the fourth quarter. However,
facility), the reorganization of the Company's         electronics coatings showed promising sales growth.
administration functions in Southern Europe and the         Geographically, in Europe, a strong
reduction of personnel, principally at an Additives    performance was posted in most major markets. In
and Consumer Care manufacturing facility in the        the Western Hemisphere, sales were strong in South
United States. Severance cost for approximately 238    and Central America, both in Swiss francs and in
full-time equivalents ("FTEs") included in the 2000    local currencies. Sales in North America decreased
restructuring charge resulted from the elimination     moderately in local currencies, but, increased in
of positions in the United States and Southern         Swiss francs due to the strengthening of the U.S.
Europe, principally in administration, sales and       dollar. In the Eastern Hemisphere, strong sales
marketing functions and in the manufacturing           performances were posted in most major Asian
function in the United States. As of December 31,      markets in both Swiss francs and in local
2000, no terminations have occurred. The               currencies.
terminations and restructuring programs are expected
to be substantially completed during 2001.

-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

----------------------------------------------------
Operating income                       2000    1999         The growth in Paper Technology sales reflects the
----------------------------------------------------        continuing upturn in the global paper industry.
Absolute in CHF                         483     411         Sales in Pollution Control faced continuing
As a percentage of sales (EBIT margin) 18.3%   16.9%        competitive pressure on prices, especially with
EBITDA                                                      respect to the highly regulated municipal
Absolute in CHF                         627     533         pollution control market. Extractive Industries
EBITDA margin                          23.7%   22.0%        sales also increased significantly, as a result of
----------------------------------------------------        increased drilling activity, fueled by continuing
                                                            high price levels for oil.
Operating income and EBITDA improved to CHF 483                  Geographically, in Europe sales growth in most
million and CHF 627 million, respectively. This             major markets were posted in Swiss francs and were
growth was largely attributable to higher sales and         stable to slightly higher in local currencies. In the
continued improvement in operational efficiency. In         Western Hemisphere, sales increased in most major
addition, raw material price increases were                 markets, in both Swiss francs and in local currencies,
minimized as a result of favorable currency effects         except for the United States, which posted a
in the procurement process. The integration of              moderate decline in local currency. In the Eastern
Prochimica s.r.l., the Company's former key                 Hemisphere, sales increased in the major Asian
photoinitiator supplier, which was purchased in             markets, in both Swiss francs and in local
March 2000, has started to positively contribute to         currencies.
the division's results. In addition, as relatively
more production costs as compared to sales are              -----------------------------------------------------
incurred in Europe the prevailing Euro and Swiss            Operating income                        2000    1999
franc weakness relative to the U.S. dollar and the          -----------------------------------------------------
Japanese yen positively impacted the results. EBIT          Absolute in CHF                           78      50
margin and EBITDA margin rose to 18.3 percent and           As a percentage of sales (EBIT margin)   7.1%    4.9%
23.7 percent, respectively.                                 EBITDA
     In anticipation of the changing market                 Absolute in CHF                          136     114
conditions in the United States, a reorganization of        EBITDA margin                           12.4%   11.2%
the division's McIntosh manufacturing plant                 ----------------------------------------------------
was initiated to reduce costs and to meet the expected
future manufacturing requirements.                          Operating income of CHF 78 million and EBITDA of
                                                            CHF 136 million in 2000 reflect an improvement
---------------------------------------------------         compared to the 1999 results. This is largely due
Asset management                    2000    1999            to re-organization programs introduced in the
---------------------------------------------------         first half-year of 1999, which continue to yield
Net current operating assets:                               positive results. More actions have been initiated
Absolute in CHF                         606    575          to further improve operational performance. The
As a percentage of sales                 23%    24%         Water Treatments business supply chain is
Net assets (Invested capital) in CHF  1 936  1 790          currently being merged with the Additives division
Velocity                               1.41   1.39          supply chain which will further improve efficiency
---------------------------------------------------         through the sharing of infrastructure and skills.
                                                            This integration will be completed during the
In 2000, the division successfully maintained its           first half of 2001. In the fourth quarter 2000 the
good asset management record. While in intensity            Company announced that it will reorganize its
terms, inventories remained almost stable, accounts         Water Treatments business in the United States.
receivable improved considerably. The division's net        This is in response to more difficult market
assets in 2000 decreased, after adjusting for the           conditions in that region and the need to
increased fixed assets, intangible assets and               reorganize the Water Treatments business unit in
goodwill acquired in connection with the acquisition        order to assure continued profitability. The
of Prochimica s.r.l.                                        program includes the closure of the Old Bridge
     Velocity improved to 1.41 from 1.39 in                 manufacturing facility and the streamlining of
1999, as a result of higher sales and consistent            logistics and manufacturing processes at other
improvements in the efficiency and effectiveness of         facilities. This initiative will improve
net current operating assets and in particular due          efficiencies across the business unit and in other
to the implementation of demand flow technology,            United States based manufacturing facilities,
which improved the management of inventories and            improving operating margins and market
improved customer service levels.                           competitiveness.

Water Treatments business unit results                      ---------------------------------------------------------
Sales increased to CHF 1 096 million in 2000 or by 8        Asset management                       2000         1999
percent in Swiss francs and by 1 percent in local           ---------------------------------------------------------
currencies. Sales growth compared to 1999 resulted          Net current operating assets:
from the following factors:                                 Absolute in CHF                          269         267
                                                            As a percentage of sales                  25%         26%
----------------------------------------------------        Net assets (Invested capital) in CHF     870         888
Sales development              2000 compared to 1999        Velocity                                1.25        1.12
-----------------------------------------------------       ---------------------------------------------------------
Volume/product mix                                4%
Price                                           (3)%        Water Treatments investment in net assets remained
Currency                                          7%        relatively stable in 2000. In intensity terms, net
Total in Swiss francs                             8%        current operating assets improved by one
                                                            percentage point. This resulted from an
                                                            improvement in intensities of accounts receivable
                                                            and accounts payable.
                                                                 Velocity improved to 1.25 from 1.12 in
                                                            1999. The improvement resulted from an increase in
                                                            sales and stable investment in net current
                                                            operating assets compared to 1999. The reduction
                                                            of net assets was primarily due to lower
                                                            investments in long-term assets and an increase in
                                                            accounts payable.


Management's Discussion and Analysis of Financial Condition and Results
of Operations
------------------------------------------------------ -------------------------
(in millions of Swiss francs, except share and per share data)

                                                            The successful implementation of the division's
Colors division results                                     demand activated manufacturing and distribution
Sales increased to CHF 2 620 million in 2000 or by 9        system, which began in 1999, resulted in a
percent in Swiss francs and by 3 percent in local           significant reduction in inventory levels. This
currencies. Sales growth compared to 1999 resulted          demand activated manufacturing and distribution
from the following factors:                                 system, while improving inventory management, has
                                                            also supported the division's ongoing initiative
---------------------------------------------               on improving customer service levels. In absolute
Sales development       2000 compared to 1999               and intensity terms, accounts receivable and
---------------------------------------------               inventories decreased in 2000 from 1999 levels.
Volume/product mix                         6%                    Velocity improved to 1.04 from 0.95 in
Price                                    (3)%               1999. This improvement resulted from the increase
Currency                                   6%               in sales and the decline in average net assets
Total in Swiss francs                      9%               resulting from the lower capital expenditures and
---------------------------------------------               reductions in net operating assets as compared to
                                                            the prior year.
Sales in the Colors for Inks, Paints and Plastics
business unit increased both in Swiss francs and            Consumer Care division results
local currencies. In particular, sales continued to         Effective January 1, 2000, the division
be strong in publication inks, decorative paints,           implemented a new structure with three business
powder coatings and coil coatings. This positive            units, Home and Personal Care, Paper Chemicals and
development is a result of strong volume growth             Textile Chemicals. Similar industry ocused
combined with moderate price declines. Colors for           organizational structures have produced positive
Textiles business unit also showed strong growth            results in terms of market and customer focus,
throughout most of the year, continuing the sales           profitability and efficient cost structures within
recovery that began in the third quarter of 1999.           the Company's Additives and Colors divisions. The
The increase in sales was noted in all major dyeing         sales and industry discussions below are presented
segments.                                                   on the basis of this new structure.
    Geographically, Europe posted higher sales              Sales increased to CHF 1 542 million in
in Northern and Southern Europe in both Swiss francs        2000 or by 10 percent in Swiss francs and by 4
and local currencies. In the Western Hemisphere,            percent in local currencies. Sales growth compared
sales were higher in Central and South America in           to 1999 resulted from the following factors:
both Swiss francs and in local currencies. In North
America, sales were higher in Swiss francs and              ----------------------------------------------------
decreased slightly in local currencies. North               Sales development              2000 compared to 1999
American sales were affected by the weak performance        ----------------------------------------------------
in the automotive paints segment and the continued          Volume/product mix                                7%
relocation of the United States textile industry to         Price                                           (3)%
the Asian region and to Central and South America.          Currency                                          6%
In the Eastern Hemisphere, sales were strong in the         Total in Swiss francs                            10%
Asian markets, in both Swiss francs and in local            ----------------------------------------------------
currencies, except in Japan, which posted a moderate
decline in local currency.                                  The Consumer Care division's strong sales growth
                                                            was achieved by increased volume and changes in
------------------------------------------------------      product mix, which more than compensated for
Operating income                       2000       1999      selling price declines. The favorable currency
------------------------------------------------------      exchange rates further benefited sales growth in
Absolute in CHF                         321        231      Swiss franc terms.
As a percentage of sales (EBIT margin) 12.3%       9.7%          Sales growth in Paper Chemicals increased
EBITDA                                                      strongly in both Swiss francs and in local
Absolute in CHF                         452        356      currencies, reflecting the continued positive
EBITDA margin                          17.2%      14.9%     impacts of the firm paper markets. This was
------------------------------------------------------      particularly evident in the paper whitener and
                                                            paper finishing businesses. Textile Chemicals
Operating income and EBITDA were 39 percent and 27          sales also posted an increase in both Swiss francs
percent higher, respectively, compared to the prior         and in local currencies, benefiting from
year. This increase reflects the positive impact of         innovative products for the fabric finishing
volume growth coupled with increased capacity               market. The Home and Personal Care business faced
utilization and ongoing process improvements. These         difficult market conditions for most of the year,
positive effects have more than offset selling price        due to the effects of intense price competition
declines. The full benefits of the Colors                   among key detergent manufacturers, and pricing
reorganization and process improvement initiatives          pressures from new producers in Asia in the
became visible in lower production and selling,             antimicrobials business. Towards the end of 2000
general and administrative expenses as a percentage         there was, however, an upturn in sales in the
of sales and consequently, led to higher EBIT and           detergent market. In addition, sales of recently
EBITDA margins.                                             introduced new products in the Personal Care
                                                            market, such as hair-dyeing products, grew during
-----------------------------------------------------       2000.
Asset management                       2000      1999            Geographically, in Europe sales increased
-----------------------------------------------------       in both Swiss francs and in local currencies.
Net current operating assets:                               Performance among  individual countries, however,
Absolute in CHF                       1 056     1 092       was mixed. In the Western Hemisphere, sales
As a percentage of sales                 40%       46%      increased significantly in South and Central
Net assets (Invested capital) in CHF  2 463     2 537       America in both Swiss francs and in local
Velocity                               1.04      0.95       currencies. In North America, sales increased
-----------------------------------------------------       significantly in Swiss francs but were flat in
                                                            local currencies. In the Eastern Hemisphere,
                                                            strong sales performances were posted in most
                                                            major Asian markets, in both Swiss francs and in
                                                            local currencies, except in Japan, which posted
                                                            a decline.

(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------

Operating income                         2000    1999  which is below 1999 levels. The Company's net
Absolute in CHF                           184     146  interest costs decreased by CHF 56 million to CHF
As a percentage of sales (EBIT margin)  11.9%   10.4%  209 million in 2000 compared to CHF 265 million in
EBITDA                                                 1999. This decrease resulted from a combination of
Absolute in CHF                           239     203  effective treasury management and the use of proceeds
EBIDTA margin                            15.5%   14.4%  received from the divestment of the Performance
                                                       Polymers business on May 31, 2000, to further reduce
Despite the challenging sales conditions in general,   net debt levels during the second half of 2000.
and in the Home and Personal Care markets in                The Company, in accordance with its
particular, the division increased operating income    stated risk management policy, continued to
and EBITDA by 26 percent and 18 percent,               monitor its currency exposures and, where
respectively, compared to the prior year. Foreign      appropriate, has entered into transactions to
exchange currency trends had a positive impact on      minimize its overall exposures to volatility in
division results as proportionately more costs than    the currency markets. The Company selectively
sales were incurred in Europe. As a result, sales      executed foreign currency transactions to protect
increased more in Swiss francs terms than costs,       the cash flows of its operating companies against
which remained level. In addition, the improvement     unfavorable foreign currency movements. In 2000,
was driven by efficient raw material purchasing        other financial income (expense), which includes
which supported an improvement in gross margin. The    foreign currency exchange gains and losses and net
positive effects of these two factors more than        hedging expenses, increased by CHF 9 million, to a
compensated for increased expenditures in research     net expense of CHF 14 million in 2000 as compared
and development and investments in new businesses.     to a net expense of CHF 5 million in 1999. Through
                                                       the use of effective treasury management, the
-----------------------------------------------------  Company was able to maintain net other financial
Asset management                         2000    1999  income (expense) at a relatively stable level as
-----------------------------------------------------  compared to 1999, despite the volatility in the
Net current operating assets:                          financial markets during 2000. In addition, the
Absolute in CHF                           454     430  Company continued to realize benefits from the
As a percentage of sales                  29%     31%  introduction of the Euro in Europe, which has
Net assets (Invested capital) in CHF      962     896  enabled the Company to further improve cash
Velocity                                 1.64    1.56  management, reduce costs and simplify risk
-----------------------------------------------------  management by reducing the number of currencies requiring attention.
In 2000, the division increased its investment, in          The Company has continued its debt
absolute terms, in both inventories and accounts       repayment program, which commenced in 1999,
receivable. In intensity terms, accounts receivable    utilizing its free cash flow to substantially
improved significantly, while inventories remained     reduce its short-term debt. Cash flow utilized for
stable.                                                this purpose amounted to CHF 844 million in 2000
     Velocity improved to 1.64 from 1.56 in            and CHF 915 million in 1999. When economically
1999, as the increase in net sales outweighed the      feasible, the Company has also selectively retired
overall increase in average net assets.                portions of its long-term debt. Free cash flow
                                                       utilized for this purpose amounted to CHF 499
Effective treasury management                          million in 2000 versus CHF 49 million in 1999. The
The international financial markets in 2000            Company's remaining cash reserves will be utilized
continued to be volatile. The major trends in the      in future periods to further maintain short-term
markets which were the focus of the Company's          debt at stable levels and for the repayment of
treasury management included the strengthening of      long-term debt when it is economically
the U.S. dollar against the Swiss franc, the           advantageous to the Company.
weakening of the Euro against the Swiss franc and               The Company has completed its preparation
other European currencies, the volatility in the       for the implementation of the new U.S. GAAP
Japanese yen, and the movements in interest rates.     standard on the accounting for derivative
     In the first half of 2000, the Swiss franc        instruments and hedging activities (SFAS No. 133)
strengthened against most of the major currencies,     and has adopted this new standard effective
with the exception of the U.S. dollar and Japanese     January 1, 2001. The Company estimates that the
yen. In the second half of 2000, the Swiss franc       impact from the adoption of this accounting
continued to strengthen against these major            standard will not have a material effect on the
currencies, however, the U.S. dollar and the           Company's 2001 results of operations and financial
Japanese yen continued to strengthen, with a           position. For further discussion, see
weakening occurring in December 2000. During 2000,     "Supplemental Information - New accounting
the U.S. dollar fluctuated against the Swiss franc     standards" of this Management's Discussion and
from a high of approximately CHF 1.82 to a low of      Analysis of Financial Condition and Results of
approximately CHF 1.56. At the end of the year 2000,   Operations.
the Swiss franc was at a level of CHF 1.67 against
the U.S. dollar versus CHF 1.58 at the end of 1999.    Effective tax rate
     As a consequence of the continued economic        The Company reported an effective tax rate of 35
expansion in the United States and Europe, global      percent in 2000 versus 33 percent in 1999. In
interest rates continued to rise over 1999 levels.     2000, the effective tax rate was impacted by
In particular, a significant increase was seen in      several non-recurring events. The tax rate was
short-term Swiss franc borrowing rates.  Through       positively impacted by the realization of tax loss
the effective anticipation of market conditions        carryforwards for which the Company had previously
and the use of financial instruments available         recorded a valuation allowance, as at the time of
in the financial markets, the Company was able to      their origination, realization was uncertain.
further reduce the average cost of its total           Offsetting this positive effect on the effective
borrowings in 2000 to 5.2 percent,                     tax rate were three events that generated
                                                       additional income tax expense in 2000. First,
                                                       statutory tax rates were further reduced in
                                                       Germany from 50 percent to 38 percent. This tax
                                                       rate reduction required the Company to re-value
                                                       its net deferred tax asset
------------------------------------------------------ ----------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------ -------------------------
(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------
of its German subsidiaries. This revaluation reduced   Consolidated balance sheets
the net deferred tax asset, resulting in additional    Focused portfolio and asset management continues
tax expense in 2000. Second, additional tax expense    to reduce investment in assets and net debt
was recorded for financial reporting purposes from
certain taxable income in one of the Company's         ----------------------------------------------------
subsidiaries that was not recognized for financial     Select balance sheet data
reporting purposes. Third, the Company experienced a   as of December 31,                   2000     1999
change in the profitability mix of its subsidiaries    ----------------------------------------------------
to countries with higher fiscal tax rates. Excluding   Cash and cash equivalents and
the impact of the non-recurring events discussed       short-term investments              1 247      471
above, for comparability with the 1999 effective tax   Total Assets                       12 105   12 407
rate, the effective tax rate in 2000 would have been   Total Shareholders' equity          3 754    3 638
34 percent.                                            ----------------------------------------------------

Net income and earnings per share                      The combination of the effects from the Company's
                                                       net business portfolio changes and the continued
Net income                               2000    1999  emphasis on the management of operational assets
After restructuring and special charges                led to a further reduction in total assets of CHF
Net income                                452     325  302 million in 2000 compared to 1999. Total assets
Income from continuing operations         418     238  excluding cash and cash equivalents and short-term
Discontinued operations (1)                34      87  investments reduced by CHF 1 078 million. This
Before restructuring and special charges               reduction was due, principally, to the divestments
Net income                                454     325  of the Performance Polymers business and the
Income from continuing operations         420     238  majority of the Company's equity stake in Hexcel.
Discontinued operations (1)                34      87  In addition, continued tight asset management in
-----------------------------------------------------  the areas of inventories and accounts receivable
(1) In 2000, discontinued operations reported          and the continued emphasis on cost effective
    is the gain on sale of discontinued operations,    safety improvement related items also contributed
    net of tax.  In 1999, discontinued operations      capital expenditures focused on efficiency and
    reported is the income from operations of          to this reduction in total assets. The Company
    discontinued operations, net of tax.               continued its practice of maintaining total investments
                                                       in property, plant and equipment at less than the
Improving operational business performance,            annual depreciation cost.
favorable currency conditions and effective treasury        The change in year-end exchange rates, between
management, which reduced overall financing costs,     December 31, 2000 and 1999, used for translating the
led to an increase in net income.                      balance sheet into Swiss francs, did not have a
                                                       significant effect.  While the U.S. dollar appreciated
-----------------------------------------------------  against the Swiss franc, the British pound and the Euro
Earnings per share, basic an diluted     2000    1999  depreciated against the Swiss franc resulting in a
-----------------------------------------------------  netting effect for most balance sheet items.
After restructuring and special charges                     Net debt has reduced significantly in
Continuing operations                    6.31    3.58  2000. The table below shows the movement in net
Discontinued operations                  0.50    1.31  debt from December 31, 1999 to December 31, 2000.
Net income                               6.81    4.89
Before restructuring and special charges                                              Cash &   Short
-----------------------------------------------------                                 cash     term     Total
Discontinued operations (1)              0.50    1.31   Net debt roll from    Total   equiva-  invest-  Net
Net income                               6.84    4.89   1999 to 2000          debt    lents    ments    Debt
-----------------------------------------------------   ---------------------------------------------------------
                                                        December 31, 1999     5 439     413       58    4 968
Earnings per share amounts were computed by dividing    Cash flow increase
income from continuing operations, discontinued        (decrease), net      (1 339)    794       10    (2 143)
operations and net income, respectively, by the         Currency effects
weighted average number of shares outstanding.          and others              130     (28)       0       158
                                                        December 31, 2000     4 230   1 179       68     2 983
Economic profit increases                              -----------------------------------------------------------
Economic profit is dependent upon continued asset
control coupled with growth in EBIT. In 2000, as a     The portfolio changes and the continued generation
result of improved asset management and strong         of cash flows from operations in excess of one
operational performance, economic profit (loss)        billion Swiss francs allowed the Company to reduce
increased by CHF 183 million to show an economic       net debt levels in Swiss franc terms by CHF 1 985
profit of CHF 32 million compared to an economic       million in 2000 compared to a reduction of CHF 332
(loss) of CHF (151) million in 1999.                   million in 1999. Net debt amounted to CHF 2 983
                                                       million in 2000 compared CHF 4 968 million in 1999.
-----------------------------------------------------  ------------------------------------------------------------

(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------
Short-term debt was reduced from CHF 1 174 million     The net business portfolio changes contributed
in 1999 to CHF 371 million in 2000. Long-term debt     significantly to cash flows provided by investing
was reduced from CHF 4 265 million in 1999 to CHF 3    activities in 2000. The net proceeds received
859 million in 2000. This significant reduction in     during 2000 from acquisition and divestment
total debt was achieved through the Company's          activities were CHF 1 566 million. Included in
continued debt repayment program, which began in       this amount were the net proceeds from the sale of
1999. When economically feasible, the Company          the Performance Polymers business and the net
selectively retired portions of its long-term debt.    proceeds from the sale of the majority of the
The Company's remaining cash reserves will be          Company's interest in its equity affiliate,
utilized in future periods to further maintain         Hexcel. These net proceeds from divestment
short-term debt at stable levels and for the           activities were offset by several strategic
repayment of long-term debt when it is economically    acquisitions of businesses and technology,
advantageous to the Company.                           including the Additives division's purchase of
                                                       Prochimica s.r.l., its key photoinitiators
Velocity improves slightly as a result of sales        supplier, at a cost of CHF 85 million and the
growth and reductions in invested capital              purchase of certain paper chemical product lines
                                                       and technologies from Cytec Industries for CHF 40
-----------------------------------------------------  million.
December 31,                             2000    1999       The cash proceeds recorded in 2000 were net
Invested capital (Net assets),          9 804   9 825  of the associated transaction costs, taxes and
end of year                                            separation costs that have been paid-out to third
Velocity                                 0.80    0.75  parties, through December 31, 2000, in connection
Velocity, excluding goodwill             1.03    0.97  with the divestment and acquisition activities.
-----------------------------------------------------  The most significant costs incurred related to the divestment of the Performance Polymers business.
Velocity is a measurement designed to measure the      The majority of these cash payments, primarily
effectiveness of the Company's asset utilization.      related to transaction taxes and separation costs,
Velocity improved to 0.80 from 0.75 in 1999.           will be paid during 2001. Management currently
Excluding goodwill from invested capital, velocity     estimates that the cash outflows in 2001 for these
improved to 1.03 from 0.97 in 1999.                    purposes will total approximately CHF 270 million.
                                                            The Company continued its program of
Liquidity and capital resources                        strict asset management with capital expenditures
Liquidity - Free cash flow exceeds two billion Swiss   during 2000 and 1999 remaining below the annual
francs                                                 depreciation charge. The capital expenditure
                                                       programs have been focused on efficiency and
-----------------------------------------------------  safety improvement related items. The Company's
Cash flows from operating activities     2000   1999   major investments have been concentrated in the
-----------------------------------------------------  Colors division and the Water Treatments business
Net cash from continuing operations,                   unit in the United States. In the Colors
before restructuring payments           1 065  1 054   division's Inks, Paints and Plastics business
Cash used for restructuring payments      (35)  (148)  unit, these investments were primarily for the
Net cash provided by discontinued                      quinacridone project. In the Water Treatments
operations                                  1    174   business unit, these investments were for
-----------------------------------------------------  increasing the production for Cationic Monomers.
Net cash provided by operating          1 031  1 080   These investments are designed to create more
-----------------------------------------------------  cost-effective production processes and increase capacity.
The Company's ongoing improvements in income from           The 1999 investment activities focused on
continuing operations and effective asset management   the sale of non-strategic assets and investments,
generated operating cash flows from continuing         the most significant being the sale of the equity
operations of CHF 1 065 million in 2000 compared to    investment in Cerdec AG for CHF 70 million.
CHF 1 054 million in 1999, before restructuring
payments. In 2000 and in 1999, the Company's           -----------------------------------------------------
operating cash flows benefited from good operational   Cash flows from financing activities    2000   1999
performance and efficient management of net            -----------------------------------------------------
operating assets. Successful inventory and accounts    Increase (decrease) in short-term
receivable management programs resulted in slightly    and long-term debt, net               (1 339)   (634)
reduced funding requirements, despite increased        Dividends paid                          (133)   (133)
sales volume in 2000. The major benefits from          Treasury stock transactions and other    (36)      2
reducing net operating assets were realized in 1999.   -----------------------------------------------------
During 1999, programs which commenced in 1998          Cash flows (used in) provided by
resulted in significantly lower funding requirements   financing activities                   (1 508)  (765)
for operating assets.                                  -----------------------------------------------------

-----------------------------------------------------   Free cash flow amounted to CHF 2 169 million in 2000
Cash flows from investing activities     2000   1999    compared to CHF 816 million in 1999.  This increase is
Capital expenditures                     (249)  (267)   primarily a result of the net cash received from
Sale (acquisition) of businesses,                       business portfolio changes, the continued strong
net of cash                             1 566     70    operational cash flow and the positive effects being
Proceeds from sale of assets and changes                realized from the completion of the prior years
in loans and other long-term assets       (42)   102    restructuring programs.  Free cash flow was used, where
Cash flows used in investing activities,                it was economically advantageous to the Company, for
discontinued operations                    (4)   (36)   debt repayment as well as for small strategic acquisitions.
-----------------------------------------------------   Excluding the effects of acquisitions and divestments, free
Net cash provided by (used in)                          cash flow would have been CHF 603 million in 2000 compared
investing activities                    1 271   (131)   CHF 746 million in 1999.
-----------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations
---------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
------------------------------------------------------ --------------------

Capital resources                                      Discontinued operations - Performance Polymers
The Company's policy is to maintain a high degree of   business sold
flexibility in its funding process by using a broad    Divestment underscores specialty chemical focus On
variety of financial instruments and currencies        December 14, 1999, the Company signed an agreement
depending on market conditions. The Company enters     under which Morgan Grenfell Private Equity
into derivative financial instruments in the           ("MGPE"), the private equity arm of Deutsche Bank
ordinary course of business to mitigate its exposure   AG, agreed to purchase the Performance Polymers
to adverse changes in foreign exchange rates and       business. The agreement was amended on May 20,
manage its interest rate exposures. Various risk       2000, and the transaction was completed on May 31,
exposures, arising from existing assets and            2000. The total gross proceeds from the sale of
liabilities, from future transactions in which the     the Performance Polymers business to MGPE and
Company is firmly committed and from future            Asian joint venture partners were CHF 1.6 billion,
anticipated transactions are assessed and managed      which includes net debt assumed of approximately
centrally by the Company's treasury function based     CHF 160 million. The assumed net debt consists of
on the Company's aggregate exposures. In accordance    approximately CHF 71 million of third party debt
with the Company's written hedging policy, the         and approximately CHF 121 million of debt to Ciba
Company primarily utilizes foreign exchange currency   Specialty Chemicals, offset by approximately CHF
forwards, swaps and options contracts. The Company's   32 million of cash.
risk management policies do not permit the                  In connection with the sale of the
utilization of financial instruments for trading       Performance Polymers business to MGPE, the Company
purposes. For further information, see "Supplemental   has agreed to provide certain infrastructure
information - Market risk due to fluctuating foreign   related services, such as utility services and
currency exchange rates and interests rates" section   railroad access, to the Performance Polymers
of this Management's Discussion and Analysis of        business at shared production facilities.
Financial Condition and Results of Operations.              The Performance Polymers division
     In recent years, the Company's sources of         produced epoxy resins and other high performance
liquidity have primarily been provided by operations   thermosets that provide durability, extraordinary
and funds from capital markets. The management of      strength and resistance to heat and corrosion. The
the Company is of the opinion that the funding         Performance Polymers division supplied its
available to it from these sources will be             products to the coatings, aircraft, electrical and
sufficient to satisfy its working capital and debt     electronic industries, among others.
service requirements for the foreseeable future. The        This divestiture underscores the
Company's capital requirements are primarily           Company's strategy of focusing its portfolio on
dependent on management's business plans regarding     specialty chemicals rather than specialty
the levels and timing of capital expenditures and      materials. The Performance Polymers business that
investments. Subject to developments affecting the     was sold is substantially all of the previously
Company which cannot be predicted or controlled,       reported  Performance Polymers division.
management currently intends to maintain the                The Performance Polymers business is reported
Company's capital expenditure levels generally in      as a discontinued operation. This requires the Company
the range of the past three years. The Company is      to report separately, in the Consolidated
not currently subject to any commitment for capital    Financial Statements, the Performance Polymers
expenditures which individually is material to the     business' assets, liabilities and results of
Company.                                               operations. The Performance Polymers business
     For further information on capital                achieved sales of CHF 774 million for the
resources available to the Company, see Notes 11 and   five-month period ended May 31, 2000 and CHF 1 729
12 to the Consolidated Financial Statements and the    million for the year ended December 31, 1999. The
"Supplemental information - Capital Resources"         Company recorded, in the Consolidated Statement of
section of this Management's Discussion and Analysis   Income, a gain on sale of discontinued operations,
of Results of Operations and Financial Condition.      net of tax of CHF 34 million in 2000.  For the
                                                       year ended December 31, 1999, income from discontinued
Outlook for 2001 and beyond                            operations, net of tax amounted to CHF 87 million.
The Company sees further sales and profit growth in    The 2000 gain on sale of discontinued operations, net
2001. Sales growth should clearly be above the         of tax, of CHF 34 million, consists of the
average market growth in the Company's industries.     Performance Polymers business operating results through
Market growth is expected to be around 2 percent,      May 31, 2000 of CHF 37 million offset by the loss
reflecting the softer macro- economic environment.     from the sale of the net assets of the business of
EBITDA should grow both in absolute terms and as a     CHF (3) million, which includes the expenses for
percentage of sales. Also, due to the Company's        transaction taxes and the costs of selling the
strengthened financial situation an                    business. Refer to Note 3 to the Consolidated
over-proportional increase in net income and EPS is    Financial Statements for further information.
expected.
     These forecasts are based on a moderately
softer macro-economic environment coupled with a
modest appreciation of the Swiss franc vis-a-vis the
Euro and the U.S. dollar. They are also based on the
successful implementation  of the Company's key
initiatives that are aimed at fostering profitable
growth, innovation, management development and cash
flow generation.

(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------
Supplemental Information                               Environmental matters
Inflation                                              Operating in the chemical industry, the Company is
The movements in the annual rates of inflation in      subject to stringent environmental, health and
Switzerland and the other major markets in which the   safety laws and regulations. It is the Company's
Company operates have not been significant in the      policy to continuously develop and improve the
last two fiscal years.                                 environmental performance of key manufacturing
                                                       processes through an active program to address
Capital resources - additional information             environmental matters. In addition to process
The Company maintains multicurrency loan facilities,   improvements, the Company uses advanced waste
commercial paper programs and bank overdraft and       treatment and disposal facilities at all major
credit line facilities to finance its working          manufacturing sites that allow the sites to comply
capital requirements. At December 31, 2000 and 1999,   with recent laws and regulations applicable to
a total of CHF 371 million and CHF 1 174 million,      waste streams. Management believes that the
respectively, was outstanding under all of the         Company substantially complies with all such laws.
Company's short-term debt facilities.                       Prior to the Company's spin-off from
     The Company's most significant                    Novartis AG (Novartis), a Company-wide
multicurrency revolving loan agreement provides for    environmental audit was performed. Based on the
borrowings in multiple currencies up to CHF 400        results of the audit, management was of the
million (1999: CHF 600 million) at an interest rate    opinion that CHF 738 million in reserves recorded
of LIBOR plus 21.5 basis points. This facility         at that time were sufficient to meet all then
expires on July 11, 2002, and as of December 31,       known and anticipated environmental claims and
2000 there were no borrowings outstanding (1999: CHF   liabilities relating to the Company's past
474 million was outstanding). The Company's other      operations. These provisions were adjusted as
multicurrency facility, which provided for             further information developed or circumstances
borrowings of CHF 300 million at LIBOR plus 20 basis   changed and amounted to CHF 798 million at
points, expired on June 30, 2000 and was not renewed   December 31, 2000 (CHF 789 million at December 31,
by the Company. There were no borrowings outstanding   1999). The main difference between 2000 and 1999
on this facility in either 2000 or in 1999.            relates to changing foreign currency exchange
     The Company's USD 1.0 billion commercial          rates, usage of the provisions, increases for new
paper program had unused borrowings of approximately   environmental claims, as discussed below, and by
USD 999 million at December 31, 2000 (1999: USD 972    reductions in the provisions as a result of
million). As of December 31, 2000, the Company had     favorable settlement of previous environmental
available unused credit lines under its other bank     claims and updates to the estimated costs to
overdraft and credit facilities of a total of          complete outstanding claims and issues. The
approximately CHF 1 229 million (1999: CHF 1 388       Company's environmental protection and improvement
million).                                              cash expenditures were approximately CHF 61
     The Company's long-term debt consists             million in 2000 (CHF 61 million in 1999),
primarily of Euro Medium-Term Notes, convertible       including investments in construction, operations
bonds, and straight bonds. At December 31, 2000 and    and development.
1999, a total of CHF 3 859 million and CHF 4 265            In the agreement on the Company's
million, respectively, was outstanding under all of    spin-off from Novartis, Novartis agreed to
the Company's long-term debt facilities.               reimburse the Company 50 percent of United States
     In 1997, the Company entered into a USD 2.0       environmental liabilities arising from past
billion (CHF 3.3 billion) Euro Medium-Term Note        operations of the Company in excess of the agreed
program which allows the Company to issue              reserves. Outside the United States, environmental
multicurrency, unsecured, unsubordinated notes with    liabilities are allocated between Novartis and the
a minimum maturity of one month and at fixed,          Company based on ownership of the site or, if
floating or indexed interest rates. As of December     environmental liabilities do not relate to
31, 2000 and 1999, the Company had available under     production sites or these are not owned by either
this program approximately CHF 2 305 million (USD 1    entity, according to the polluter pays principle.
380 million) and CHF 1 687 million (USD 1 067          If causation between the parties cannot be
million), respectively.                                determined, costs are shared equally. The
     The Company's USD 687 million (CHF 1 107          agreement with Novartis is not subject to any time
million) unsecured, unsubordinated convertible bonds   or amount limits but could terminate for certain
due 2003 with a fixed interest rate of 1.25 percent    liabilities in the United States (i) upon a sale
are convertible into the Company's common stock from   of substantially all of the Company's assets, (ii)
September 2, 1998 to July 10, 2003 at a conversion     upon a change in control of the Company, or (iii)
price of CHF 254.14 per share. In addition, at         for individual facilities, upon the sale of the
December 31, 2000 and 1999, the Company had            facility (unless the Company retains
outstanding CHF 1 300 million 3.25 percent straight    responsibility for any clean-up at such site).
bonds, of which CHF 1 000 million is due in 2008 and        In 1998, certain litigation matters
CHF 300 million is due in 2009.                        related to sites located in the United States were
                                                       settled with the insurance companies. The Company
                                                       received the cash of approximately CHF 43 million,
                                                       net of related legal costs incurred, in 1999. The
                                                       Company has not reflected any potential insurance
                                                       recoveries that may be available in the future.
                                                            The Company continues to participate in
                                                       environmental assessments and clean-ups at a
                                                       number of locations, including operating
                                                       facilities, previously owned facilities and United
                                                       States Superfund sites. The Company accrues
                                                       reserves for all known environmental liabilities
                                                       for remediation costs when a clean-up program
                                                       becomes probable and costs can be reasonably
                                                       estimated.
                                                            Clean-up of the most significant sites
                                                       has been or is nearly completed, except for two
                                                       major sites where remediation measures are still
                                                       in discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------
At its Toms River, New Jersey remediation site the     During the transition period, cashless payments
Company agreed with the United States Environmental    can be made in the Euro and parties can elect to
Protection Agency in September 2000 on a Remedial      pay for goods and services and transact business
Action Plan which now enters into its technical        using either the Euro or a national currency unit.
design and implementation phase. It is expected to     Between January 1, 2002 and July 1, 2002, the new
involve significant expenses over a period of          Euro banknotes and coins will be put into
several years.                                         circulation in substitution for banknotes and
     The contamination of the groundwater on the       coins in the old national currency units. By July
Toms River site has triggered, since May 2000,         1, 2002, at the latest, Euro banknotes and coins
several actions against the Company in the New         will be the only banknotes and coins to have legal
Jersey Chancery Court seeking medical monitoring as    tender status in participating member states.
well as payment of damages for alleged injuries by a        The Company has in place a joint team
number of individuals who reside or resided in the     representing affected functions within the
vicinity of the Company's Toms River site during the   Company. This team has established and implemented
years from 1952 to 1980 and were allegedly exposed     actions and performed the necessary systems
to contaminated drinking water. These cases are in a   changes to address the potential impact to the
very early stage, and the Company intends to defend    Company from the Euro conversion. These issues
itself vigorously. A third group of individuals        include, but are not limited to (i) the technical
defending the interests of a number of children who    challenges of adapting information systems to
died or suffer from brain cancer allege that the       accommodate Euro transactions, (ii) the
groundwater contamination of the Toms River site may   competitive impact of cross-border price
be the cause to these illnesses. This group of         transparency, (iii) the impact on currency
individuals entered into a standstill agreement with   exchange rate risks, (iv) the impact on existing
the Company regarding the statute of limitations.      contracts and (v) tax, legal and accounting
     In addition, as a result of past operations       implications. Based on the Company's progress to
of the former Ciba-Geigy, the Company is involved in   date, management is of the opinion that the
the planning of a remediation of the waste disposal    introduction of the Euro and the phasing out of
site in Bonfol, Switzerland, which was closed in       the national currency units will not have a
1976. The responsibility for the clean-up lies with    material impact on the Company's consolidated
several chemical enterprises including, among          financial position, results of operations or cash
others, the Company, Clariant Ltd., Novartis and       flows.
Roche Holding Ltd. The responsible companies closely
cooperate with the competent authorities to define     Year 2000 issue
the necessary measures in view of a final              The Company, since the date of the Spin-off, had
remediation of the site. The Company cannot predict    been addressing the Year 2000 issue. This effort
with certainty the total cost of such remediation,     was conducted in combination with the Company's
or the precise amount of time necessary to             project to implement worldwide standard
accomplish the remediation. It is currently            information systems and processes.
estimated, however, that the remediation effort             The Year 2000 issue, as it related to the
could require nine to fifteen years to complete.       Company's own date-dependent systems, did not pose
     The contractual terms of the sale of the          significant problems for the Company's business,
Performance Polymers business stipulate that, in       processes and operations. The Year 2000 project
general, the Company will retain responsibility for    plan was successfully executed and no significant
environmental claims relating to the operations of     irregularities have occurred in any business
the Performance Polymers business prior to the         transactions with our customers and suppliers due
closing date, whereby damages for remediation in       to the Year 2000 issue. The Company's revenue
connection with sites outside the United States        patterns were not affected by unusual customer
shall cover only 80 percent of the respective costs.   buying levels. The costs of consultant fees,
The responsibility with respect to any non-United      modifications, upgrades or replacements of
States site covers environmental liabilities           software, hardware or capital equipment, which
incurred within fifteen years and is limited to CHF    would not have been otherwise incurred, except for
75 million. With respect to any such environmental     Year 2000 compatibility requirements, did not have
liabilities in the United States the Company's         a material impact on the Company's financial
obligation to indemnify is unlimited in time or        position or results of operations. The total costs
amount. Novartis' environmental indemnification        of resolving the Year 2000 issue amounted to CHF
obligations to the Company described above are not     23 million, of which CHF 10 million was incurred
affected by the sale of the Performance Polymers       in 1999 and CHF 13 million was incurred in prior
business.                                              years. The Company does not expect any significant
     In management's opinion, the environmental        issues for business, processes or operations in
reserves accrued are sufficient to meet all            the future as a consequence of the Year 2000 issue.
currently known and estimable environmental claims
and contingencies. Because of the nature of the        Taxes
Company's operations, however, there can be no         The German tax authorities have completed the tax
assurance that significant costs and liabilities       audit of the Company's operations in Grenzach,
from ongoing or past operations will not be incurred   Germany for the period from 1989 to 1995,
in the future. In addition, environmental clean-up     including the 1996 opening tax balance sheet of
periods are protracted in length and environmental     the Grenzach company as a result of the spin-off
costs in future periods are subject to changes in      from Novartis. The German tax authorities have
environmental remediation regulations.                 made a substantial tax adjustment. Based on its
                                                       interpretation of the Master Spin-off Agreement
Euro conversion                                        with Novartis and Swiss commercial law, the
On January 1, 1999, eleven (2001: twelve) of fifteen   Company's management is of the opinion that the
member countries of the European Union established     total liability owed is the responsibility of
fixed conversion rates between their existing          Novartis and that the ultimate outcome of this
sovereign currencies and adopted the Euro as their     matter will not have a material adverse effect on
new common currency. The Euro trades on currency       the financial position or the results of
exchanges while the national currency units will       operations of the Company.
remain legal tender in the participating countries
for a transition period between January 1, 1999 and
December 31, 2001.

------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------
Market risk due to fluctuating foreign currency        the majority of long-term borrowings are in fixed
exchange rates and interest rates                      interest rate instruments. The Company manages its
As a result of its global operating and financial      ratio of fixed to floating interest rate instruments
activities, the Company is exposed to market risk      with the objective of achieving a mix which is
from changes in foreign currency exchange rates and    appropriate both in terms of risk and cost.
interest rates. The Company actively manages the       To manage this mix effectively, the Company,
resulting exposure through its regular operating and   selectively, enters into interest rate swaps and
financing activities and, when deemed appropriate,     forward rate agreements, in which it agrees to
through the use of derivative financial instruments.   exchange various combinations of fixed and variable
In accordance with the written policies of the         interest rates based on agreed-upon nominal amounts.
Company, such instruments are used only as risk             There is inherent roll-over risk for borrowings
management tools and not for speculative or trading    as they mature and are renewed at current market rates.
purposes. The Company's written policy with respect    Based on the short-term and long-term debt balance
to the use of risk management tools has not changed    outstanding at December 31, 2000, a hypothetical
since 1997.                                            one percentage point increase in interest rates for a
     The Company collects global expected cash         one-year period would have reduced net income by CHF
flows information on a monthly basis and, based on     42 million. The assumption is that all debt would
these cash flows, prepares a consolidated exposure     be impacted by this hypothetical one percentage point
forecast by currency and determines to what extent     increase, no matter whether actual interest is
these consolidated currency exposures will be          based on a fixed or a floating rate agreement.
hedged. Foreign currency forwards and swaps as well
as options may be used to reduce the Company's         New accounting standards
exposure that results from the market risk arising     Effective January 1, 2001, the Company adopted the
from the fluctuation of foreign currency exchange      Financial Accounting Standards Board (FASB)
rates. To reduce the cost of such activities, the      Statement of Financial Accounting Standard (SFAS)
Company may sell covered options. Potential losses,    No. 133 "Accounting for Derivative Instruments and
if any, on these sold options would be substantially   Hedging Activities" and SFAS No. 138 "Accounting
offset by gains on the underlying transactions that    for Certain Derivative Instruments and Certain
are hedged. The Company's primary net foreign          Activities, an amendment to FASB Statement No.
currency market exposures include the U.S. dollar,     133" which replaces existing pronouncements and
the Euro, the British pound and the Japanese yen. In   practices with a single, integrated accounting
2000, the Company's hedging activities have been to    framework for derivatives and hedging activities.
a large extent focused on the U.S. dollar, while       These statements expand the previous accounting
hedging activities on the Euro (or its legacy          definition of derivatives to include embedded
currencies) have been limited. The Company's British   derivatives and many commodity contracts. Under
pound and Japanese yen exposures have been hedged      the statement, all derivatives, such as interest
selectively and on a case-by-case                      rate swap contracts and foreign exchange
basis.                                                 contracts, are recorded in the balance sheet as
     The fair value of foreign currency exchange       either an asset or liability and are measured at
contracts is sensitive to changes in foreign           their fair market values. Changes in the
currency exchange rates. As of December 31, 2000, a    derivative's fair value have to be recognized in
10 percent appreciation in foreign currency exchange   income unless specific hedge accounting criteria
rates against the Swiss franc, with all other          are met, in which case the effect is recorded in
variables held constant, would have resulted in a      accumulated other comprehensive income in
decrease in the fair value of the Company's            shareholders' equity. The Company estimates that
financial instruments of CHF 123 million.              the impact of the adoption will not have a
Conversely, a 10 percent depreciation in these         material effect on the Company's 2001 results of
currencies would have resulted in an increase in the   operations and financial position.
fair value of the Company's financial instruments of
CHF 124 million as of December 31, 2000. More than
80 percent of the changes in fair values refer to
foreign currency forwards and swaps designed to
hedge intercompany positions. As the impact of
offsetting changes in the fair value of such
intercompany positions is not included in the
sensitivity model, these results are not indicative
of an increase or decrease in the Company's actual
exposure to foreign currency exchange risk.
Consistent with the nature of the economic hedge of
such foreign currency exchange contracts, such
unrealized gains or losses would be compensated by     Forward-Looking Statements
the corresponding decreases or increases of the        Forward-looking statements and information
underlying transaction being hedged. The fair value    contained in this Management's Discussion and
of foreign currency forwards and swaps is calculated   Analysis of Financial Condition and Results of
by separating the two components and applying the      Operations are qualified in their entirety as
forward rate and the balance sheet rate as well as a   there are certain important factors that could
discount factor. The discount factor is composed of    cause results to differ materially from those
the respective yield curves as well as the number of   anticipated. Such statements reflect the current
days until maturity. The fair value of options is      views of the Company with respect to market
calculated by applying the Black-Scholes model.        conditions and future events and are subject to
     The Company is exposed to market risks due        certain risks, uncertainties and assumptions.
to fluctuating interest rates primarily through its    Investors are cautioned that all forward-looking
borrowing activities and less so through its           statements involve risks and uncertainty. In
investments. The Company utilizes borrowings           addition to the factors discussed above, among the
denominated in Swiss francs and in foreign             factors that could cause actual results to differ
currencies to fund its working capital and             materially are the following: the timing and
investment needs. The majority of short-term           strength of new product offerings, pricing
borrowings are in foreign currencies and floating      strategies of competitors, introduction of
interest rate instruments whereas                      competing products by other companies, lack of
                                                       acceptance of new products and services by the
                                                       Company's targeted customers, changes in the
                                                       Company's business strategy, the Company's ability
                                                       to continue to receive adequate raw materials from
                                                       its suppliers on acceptable terms, or at all, and
                                                       to continue to obtain sufficient financing to meet
                                                       its liquidity needs, and changes in the political
                                                       and regulatory framework in which the Company
                                                       operates or in economic or technological trends or
                                                       conditions, including currency fluctuations,
                                                       inflation and consumer confidence, on a global,
                                                       regional or national basis and various other
                                                       factors. Furthermore, the Company does not assume
                                                       any obligation to update these forward-looking
                                                       statements.

Consolidated Statements of Income
-------------------------------------------------------------------------------------------------------------------
(in million of Swiss francs, except share and per share data)
-------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                   Notes           2000               1999
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                                7 902              7 244
Cost of goods sold                                                                       5 333              4 956
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                             2 569              2 288
Selling, general and administrative                                                      1 425              1 341
Research and development                                                                   293                256
Amortization of goodwill                                                                    86                 74
Income from earnings of equity affiliates                                    8            (113)               (15)
Restructuring and special charges                                           10               2                  0
-------------------------------------------------------------------------------------------------------------------
Operating income                                                                           876                632
Interest expense                                                                          (265)              (295)
Interest income                                                                             56                 30
Other financial expense, net                                                               (14)                (5)
Minority interest                                                                          (7)                (7)
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                                       646               355
Provision for income taxes                                                  13              228               117
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                           418               238
-------------------------------------------------------------------------------------------------------------------
Income from discontinued operations, net of tax                              3                0                87
Gain on sale of discontinued operations, net of tax                          3               34                 0
-------------------------------------------------------------------------------------------------------------------
Net income                                                                                  452               325
-------------------------------------------------------------------------------------------------------------------
Per share data                                                              18
Basic earnings per share
   Continuing operations                                                                   6.31              3.58
   Discontinued operations                                                                 0.50              1.31
Net income                                                                                 6.81              4.89
-------------------------------------------------------------------------------------------------------------------
Diluted earnings per share
   Continuing operations                                                                   6.31              3.58
   Discontinued operations                                                                 0.50              1.31
Net income                                                                                 6.81              4.89
-------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding
Basic                                                                                66 311 879        66 454 357
Diluted                                                                              66 311 879        66 462 898
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)


December 31,                                                            Notes             2000               1999
-------------------------------------------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                                                1 179                413
Short-term investments                                                                      68                 58
Accounts receivable, net                                                    4            1 188              1 241
Inventories                                                                 5            1 695              1 660
Prepaid and other current assets                                                           667                574
Net current assets of discontinued operations                               3                0                326
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     4 797              4 272
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                          6            3 787              3 914
Goodwill and other intangible assets, net                                   7            2 240              2 292
Financial investments                                                       8              344                553
Other assets                                                                               937                788
Net long-term assets of discontinued operations                             3                0                588
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                            12 105             12 407
-------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------
Current liabilities
Accounts payable                                                                           568                561
Short-term debt                                                            11              371              1 174
Income taxes payable                                                                        32                 55
Accruals and other current liabilities                                      9            1 431                821
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                2 402              2 611
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                             12            3 859              4 265
Deferred income taxes                                                      13              317                321
Other liabilities                                                          14            1 723              1 514
Minority interest                                                                           50                 58
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                        8 351              8 769
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                       15
Common stock (1)                                                                           721                721
Additional paid-in capital                                                               3 955              3 941
Retained earnings                                                                         (324)              (642)
Accumulated other comprehensive income                                                    (116)                60
Treasury stock, at cost (2)                                                               (482)              (442)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                               3 754              3 638
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                              12 105             12 407
-------------------------------------------------------------------------------------------------------------------
(1) Par value CHF 10 per share - 82 130 117 shares authorized and 72 130 117 shares issued in 2000 and 1999.
(2) In 2000: 6 061 434 treasury shares; in 1999: 5 675 119 treasury shares.

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

Year ended December 31,                                                                   2000               1999
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                                                 452                325
Deduct net income from discontinued operations, net of tax                                  34                 87
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                          418                238
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
   Depreciation and amortization                                                           470                454
   Deferred income taxes                                                                   179                 35
   Unremitted earnings of equity affiliates                                                (88)                 4
   Restructuring and special charges                                                         2                  0
   Restructuring payments                                                                  (35)              (148)
   Gain on sale/disposal of assets, net                                                    (15)               (22)
   Minority interest and other non-cash items, net                                          38                (75)
Changes in operating assets and liabilities:
   Short-term investments                                                                  (10)                (4)
   Accounts receivable, net                                                                 37                 (1)
   Inventories                                                                             (45)               149
   Accounts payable                                                                         (8)                45
   Other operating assets and liabilities                                                   87                231
-------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                               1 030                906
Net cash provided by discontinued operations                                                 1                174
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                1 031              1 080
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Capital expenditures                                                                      (249)              (267)
Proceeds from sale of assets                                                                39                 35
Sale (acquisition) of businesses, net of cash                                            1 566                 70
Loans and other long-term assets                                                           (81)                67
Discontinued operations                                                                     (4)               (36)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                      1 271               (131)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Decrease in short-term debt, net                                                          (844)              (915)
Proceeds from long-term debt                                                                 4                330
Repayments of long-term debt                                                              (499)               (49)
Dividends paid                                                                            (133)              (133)
Treasury stock transactions                                                                (40)                 0
Other                                                                                        4                  2
-------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                   (1 508)              (765)
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               (28)                23
-------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                  766                207
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                               413                206
Cash and cash equivalents, end of year                                                   1 179                413
-------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information
Cash paid for interest                                                                    (260)              (328)
Cash paid for income taxes                                                                 (72)               (95)
-------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity
------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
------------------------------------------------------------------------------

                                                                                        Accumulated
                                                                                              other     Treasury Treasury
                                                              Additional                    compre-       stock:   stock:
                                                     Common      paid-in      Retained      hensive   unreserved reserved
                                            Notes     stock      capital       arnings       income       shares   shares    Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                           721        3 930          (835)        (122)        (164)    (278)    3 252
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        325                                          325
Currency translation adjustments                                                               180                             180
Unrealized gain on available-for-sale
securities, net of tax                                                                           1                               1
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                              325          181                             506
Cash dividends declared and paid (1)                                             (133)                                        (133)
Treasury stock transactions                  15                                                             118     (118)        0
Other                                                                11             1            1                              13
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                           721        3 941          (642)          60          (46)    (396)    3 638
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        452                                          452
Currency translation adjustments                                                              (177)                           (177)
Unrealized gain on available-for-sale
securities, net of tax                                                                           0                               0
Realization of previously unrealized
loss on available-for-sale securities,
net of tax                                                                                       1                               1
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                              452         (176)                            276
Cash dividends declared and paid (1)                                             (133)                                        (133)
Treasury stock transactions                  15                                                             (26)     (14)      (40)
Other                                                                14            (1)           0                              13
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                           721        3 955          (324)        (116)         (72)    (410)    3 754
-----------------------------------------------------------------------------------------------------------------------------------
(1) Cash dividends declared and paid were CHF 2.00 per share in 2000 and 1999.


See Notes to Consolidated Financial Statements


Business Segment Data
----------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

---------------------------------------------------------------      -------------------------------------------------------------
                                           2000          1999                                                 2000          1999
---------------------------------------------------------------      -------------------------------------------------------------
Net sales                                                            Research and development expenditures
Additives                                 3 740         3 443        Additives                                 159           135
  Additives excluding Water Treatments    2 644         2 426          Additives excluding Water Treatments    138           116
  Water Treatments                        1 096         1 017          Water Treatments                         21            19
Colors                                    2 620         2 396        Colors                                     80            79
Consumer Care                             1 542         1 405        Consumer Care                              54            42
---------------------------------------------------------------      -------------------------------------------------------------
Total net sales                           7 902         7 244        Total research and
---------------------------------------------------------------      development expenditures                  293           256
Operating income                                                     -------------------------------------------------------------
Additives                                   561           461        Capital expenditures
  Additives excluding Water Treatments      483           411        Additives                                 127           148
  Water Treatments                           78            50          Additives excluding Water Treatments     87            66
Colors                                      321           231          Water Treatments                         40            82
Consumer Care                               184           146        Colors                                     70            79
Corporate and other expenses               (188)         (206)       Consumer Care                              48            34
Restructuring and special charges            (2)            0        Non-divisional capital expenditures         4             6
---------------------------------------------------------------      -------------------------------------------------------------
Total operating income                      876           632        Total capital expenditures                249           267
---------------------------------------------------------------      -------------------------------------------------------------
EBITDA                                                               Net assets
Additives                                   763           647        Net operating assets:
  Additives excluding Water Treatments      627           533        Additives                               2 806         2 678
  Water Treatments                          136           114          Additives excluding Water Treatments  1 936         1 790
Colors                                      452           356          Water Treatments                        870           888
Consumer Care                               239           203        Colors                                  2 463         2 537
Corporate                                  (106)         (120)       Consumer Care                             962           896
---------------------------------------------------------------      Shared net assets not allocated to
Total EBITDA, before                                                   divisions (1)                         1 780         2 691
restructuring and special charges         1 348         1 086        Non-operating net assets                1 793         1 023
---------------------------------------------------------------      -------------------------------------------------------------
EBITDA margin                                                        Total net assets                        9 804         9 825
Additives                                  20.4%         18.8%       -------------------------------------------------------------
  Additives excluding Water Treatments     23.7%         22.0%       Total assets
  Water Treatments                         12.4%         11.2%       Operating assets:
Colors                                     17.2%         14.9%       Additives                               3 383         3 235
Consumer Care                              15.5%         14.4%         Additives excluding Water Treatments  2 320         2 174
Corporate                                     -             -          Water Treatments                      1 063         1 061
---------------------------------------------------------------      Colors                                  2 826         2 865
Total EBITDA margin, before                                          Consumer Care                           1 156         1 066
restructuring and special charges          17.1%         15.0%       Shared assets not allocated to
---------------------------------------------------------------        divisions (1)                         2 535         2 952
Economic profit                                                      Non-operating assets                    2 205         1 375
Additives                                   236           162        Net assets of discontinued operations       0           914
  Additives excluding Water Treatments      239           188        -------------------------------------------------------------
  Water Treatments                           (3)          (26)       Total assets                           12 105        12 407
Colors                                       67            (2)       -------------------------------------------------------------
Consumer Care                                72            46        (1) Shared net assets and assets not allocated to divisions
Corporate                                  (343)         (357)           include the goodwill recognized in connection with the
---------------------------------------------------------------          Allied Colloids acquisition.
Total economic profit (loss)                 32          (151)
---------------------------------------------------------------      See Glossary of Financial Terms for definitions of net
Depreciation and amortization                                        assets, EBITDA and EBITDA margin and economic profit.
Additives                                   202           186
  Additives excluding Water Treatments      144           122        See Notes to Consolidated Financial Statements
  Water Treatments                           58            64
Colors                                      131           125
Consumer Care                                55            57
Non-divisional depreciation and amortization 82            86
Total depreciation and amortization         470           454

-----------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
-----------------------------------------------------------------------------------------------------------
The segment data includes certain non-U.S. GAAP       As of December 31, 2000, the Company had three
financial indicators which form part of the           reportable segments: Additives, Colors and Consumer
Company's value based management reporting system     Care. On May 31, 2000, the Company completed the
and that are used by management for purposes of       sale of its Performance Polymers business and
analyzing the results of operations and financial     therefore, excluded it from the segment data (see
condition of the Company and its reportable           Note 3).
segments. These financial indicators are derived           In 1999, Additives, under a program
from U.S. GAAP financial items. Such indicators       to realign the Company's businesses, was enlarged
include EBITDA (Earnings Before Interest, Taxes,      through the addition of the Company's water
Depreciation and Amortization) and economic profit.   treatments operations. Water Treatments became one
     Management believes these financial              of the business units within the Additives
indicators to be an important measure of comparative  division. This strategic realignment is intended to
operating performance for the businesses of the       better utilize resources in order to grow the
Company and, in the case of EBITDA, when used in      business and to achieve further synergies.
comparison to debt levels or the coverage of          Supplemental financial data for the Additives
interest expense, as a measure of financial           business excluding Water Treatments, and the Water
stability. However, these supplementary financial     Treatments business unit has been presented in the
indicators should be considered in addition to, not   business segment data to provide additional
as a substitute for, operating income, net income,    transparency of the division's results.
cash flow and other measures of financial                  Additives are ingredients added in small
performance and liquidity reported in accordance      quantities to polymers, fibers, coatings, lubricants,
with U.S. GAAP.                                       printing inks and photographic films and papers.
     The Company's reportable segments are            The division's products prevent aging and corrosion
divisions that develop, manufacture and market        and help improve appearance, durability and performance
different products and services. They are managed     of finished goods, including automobiles, high-tech
separately because each division has different        products and household appliances. The division's
technology and marketing                              Water Treatments business unit offers products to
strategies.                                           help clean industrial and municipal effluent and to
     The accounting policies of the                   improve the efficiency of paper, mineral and oil
segments are the same as those described in Note 1    processing.
to the Consolidated Financial Statements. The              The Colors division provides colors
Company evaluates the performance of its reportable   to the inks, paints, plastics, textiles and fibers
segments based on operating income before             industries. Among its products are dyes and
restructuring and special charges, corporate related  pigments for printing inks, automotive, industrial
items, and certain other net expenses not allocated   and decorative paints, plastics, digital printing,
to reportable segments. All intersegment sales        and for cotton, polyester, wool and polyamide. The
between subsidiaries are based on market price.       division's products provide rich hues and
     Beginning in 2000, compensation                  long-lasting colors for clothing, curtains,
expense relating to the interest portion of pension   carpets, automobiles, children's toys, magazines
costs for unfunded pension plans has been allocated   and other items.
to the divisions. Previously, this amount was              Consumer Care division develops,
recorded as a corporate expense. In addition, in      manufactures and markets products for four end-use
2000 accruals and other current liabilities           industries (i) home and fabric care, (ii) personal
attributable to the divisions have been allocated to  care, (iii) paper and (iv) textiles. Among its
the division and are included as a component of net   major product offerings into these industries are
operating assets. Previously, they were recorded as   whiteners for detergents, paper and textiles
non-operating net assets. While these                 products; antimicrobials for textile, home and
reclassifications have no impact on net income or     fabric care and personal care products; UV
net assets of the Company, divisional EBIT, EBITDA    (ultraviolet) absorbers for home and fabric care,
and economic profit have been adjusted accordingly.   personal care and textile products; specialty
Amounts reported for the previous periods have been   colors for paper and home and personal care
reclassified to conform to the 2000 presentation.     products as well as for textile processing and
                                                      finishing products for the textile industries.


                                                      See Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------------

Geographic Data
----------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)


---------------------------------------------------------------      -------------------------------------------------------------
Net Sales to Customers                      2000          1999       Long-lived Assets                         2000          1999
---------------------------------------------------------------      -------------------------------------------------------------
Europe                                                               Europe
Germany                                      618           606       Germany                                    409           453
United Kingdom                               394           385       United Kingdom                             679           738
Italy                                        366           358       Italy                                      166           135
France                                       325           326       France                                     135           152
Rest of European Union                       899           865       Rest of European Union                      62            84
Switzerland                                   84            79       Switzerland                                671           697
Rest of Europe                               227           207       Rest of Europe                               1             1
---------------------------------------------------------------      -------------------------------------------------------------
Total Europe                               2 913         2 826       Total Europe                             2 123         2 260
---------------------------------------------------------------      -------------------------------------------------------------
Western Hemisphere                                                   Western Hemisphere
United States of America                   2 025         1 882       United States of America                 1 190         1 185
Canada                                       276           231       Canada                                       8             9
Central America                              247           206       Central America                            108           104
South America                                388           301       South America                               35            35
---------------------------------------------------------------      -------------------------------------------------------------
Total Western Hemisphere                   2 936         2 620       Total Western Hemisphere                 1 341         1 333
---------------------------------------------------------------      -------------------------------------------------------------
Eastern Hemisphere                                                   Eastern Hemisphere
Japan                                        528           483       Japan                                       29            33
Region China                                 413           318       Region China                               204           202
Rest of Asia                                 689           570       Rest of Asia                                58            50
Australia and New Zealand                    158           161       Australia and New Zealand                   22            26
Africa and Middle East                       265           266       Africa and Middle East                      10            10
---------------------------------------------------------------      -------------------------------------------------------------
Total Eastern Hemisphere                   2 053         1 798       Total Eastern Hemisphere                   323           321
---------------------------------------------------------------      -------------------------------------------------------------
Total net sales to customers               7 902         7 244       Total long-lived assets                  3 787         3 914
---------------------------------------------------------------      -------------------------------------------------------------

Net sales to customers are based on the final destination of         Long-lived assets represent property, plant and equipment,
the sale.                                                            net and are shown by the location of the assets.

                                                                     See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
-------------------------------------------------------------------------------

----------------------------------------------------- ----------------------------------------------------
1. Summary of significant accounting policies          Financial-instruments
-----------------------------------------------------  The Company enters into derivative financial
Company operations                                     instruments-in the ordinary course of business to
Ciba Specialty Chemicals Holding Inc. and its wholly   mitigate its exposure to adverse changes in
owned and majority-owned subsidiaries (the             foreign exchange rates and manage its interest
"Company") is a global leader in the discovery and     rate exposures. Various risk exposures arising
manufacture of innovative materials that provide       from existing assets and liabilities, from future
color, performance and care for plastics, coatings,    transactions in which the Company is firmly
fibers, fabrics and other products. The Company's      committed and from future anticipated transactions
products and services are also used to provide clean   are assessed and managed centrally by the
water and to treat industrial and municipal effluent.  Company's treasury function based on the Company's aggregate exposure. Under the Company's written
Basis of consolidation and presentation                hedging policy does not provide for the hedging of all
The accompanying consolidated financial statements     positions on a permanent basis in cases when it is
of the Company have been prepared in accordance        perceived that the costs outweigh the risks.  The
with United States Generally Accepted Accounting       Company's risk management policies do not permit the
Principles ("U.S. GAAP"). The assets, liabilities      utilization of financial instruments for trading
and results of operations of entities in which the     purposes.
Company has a controlling interest have been
consolidated. Investments in which the Company              A substantial portion of the Company's cash flows is
exercises significant influence, but which it does     denominated in foreign currencies. To hedge the balance
not control (generally 20-50 percent ownership         sheet and revenue exposures associated with diminution
interest) are accounted for under the equity method    in value of foreign currency cash flows, the Company
of accounting. Investments in which the Company has    primarily utilizes foreign exchange currency forwards,
less than a 20 percent ownership interest are          swaps and options contracts. In order to lower the
accounted for under the cost method of accounting.     overall hedging costs, the Company may issue financial
All significant intercompany accounts and              instruments on existing or future positions. Gains and
transactions have been eliminated in consolidation.    losses related to qualifying accounting hedges of
                                                       existing assets or liabilities, firm commitments or
Use of estimates                                       anticipated transactions are deferred and are
The preparation of financial statements in             recognized in income or adjustments of carrying amounts
conformity with U.S. GAAP requires management to       when the hedged transaction occurs. Gains and losses on
make estimates and assumptions that affect the         instruments that do not qualify as accounting hedges are
reported amounts of assets and liabilities and         recognized in other financial income (expense) in the
disclosure of contingent assets and liabilities at     Consolidated Statements of Income.
the date of the financial statements and the
reported amounts of revenues and expenses during            For interest rate swaps, the differential to be paid
the reporting period. Although these estimates are     or received is accrued as interest rates change and is
based on management's best knowledge of current        recognized over the life of the agreements in interest
events and actions the Company may undertake in the    expense in the Consolidated Statements of Income.
future, actual results ultimately may differ from
those estimates.                                       Accounts receivable
                                                       Accounts receivable are recorded at their net
Foreign currency translation                           realizable value after deducting an allowance for
The Company's financial statements are prepared in     doubtful accounts. Such deductions reflect
Swiss francs (CHF million). For most operations        either specific cases or estimates based on
outside Switzerland, where the functional currency     historical evidence of collectibility. This also
is the local currency, income, expense and cash        includes an allowance for country specific transfer
flows are translated at average exchange rates         risks.
during the period, and assets and liabilities are
translated at period-end exchange rates.  The          Inventories
translation adjustments are included as a component    The Company values its inventories at the lower of
of accumulated other comprehensive income in           cost, determined principally on a first-in, first-out
shareholders' equity. The financial statements of      (FIFO) method, or market. Costs include all costs of
subsidiaries that operate in economic environments     production, including applicable portions of plant
that are highly inflationary maintain financial        overhead. Allowances are made for obsolete and
information for reporting purposes in U.S. dollars     slow-moving inventory.
or Swiss francs and include gains and losses from
translation in income.                                 Property, plant and equipment
                                                       Property, plant and equipment are recorded at cost
Cash equivalents                                       less accumulated depreciation. Depreciation is provided
All highly liquid investments with original            on a straight-line basis over the estimated useful lives
maturities of three months or less are considered to   of the assets ranging from approximately 20 to 50 years
be cash equivalents.                                   for buildings, 10 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and
Short-term investments                                 other equipment. The Company assesses its long-lived assets
Short-term investments consist of securities that      for impairment whenever events or changes in circumstances
are traded in highly liquid markets. Since they are    indicate that the carrying amounts may not be recoverable.
held for the purpose of investing liquid funds and     If the sum of the expected future undiscounted cash flows
are readily convertible to cash, they are classified   is less than the carrying amount of the asset, a loss is
as trading securities and are carried at fair value.   recognized for the difference between the fair value and
Gains and losses are recorded in other financial       carrying value of the asset.
income (expense) in the Consolidated Statements of
Income.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

------------------------------------------------------ ----------------------------------------------------
Property, plant and equipment acquired through         insurance recoveries are not offset against the
finance lease arrangements are recorded as assets      liability. Actual costs to be incurred at
at their fair value at the date of acquisition and     identified sites in future periods may vary from
depreciated over the shorter of the useful life of     the estimates given the inherent uncertainties in
the asset or the lease term. The corresponding         evaluating environmental exposures.
obligation is shown as a liability in the
Consolidated Balance Sheets.                           Earnings per share
                                                       Basic earnings per share is computed by dividing
Goodwill and intangible assets                         net income by the weighted average number of
Goodwill and purchased intangible assets are           common shares outstanding during the period.
capitalized at acquisition cost and amortized on a     Diluted earnings per share is similar to basic
straight-line basis over the estimated periods to be   earnings per share except that it reflects the
benefited. This amortization period is determined      potential dilution that could occur if dilutive
individually for each asset and can range from 5 to    securities, such as stock options and convertible
40 years. The Company assesses its goodwill and        debt, were exercised or converted into common
intangible assets for impairment whenever events or    shares or resulted in the issuance of common
changes in circumstances indicate that the carrying    shares that then shared in the earnings of the
amounts may not be recoverable. If the sum of the      Company.
expected future undiscounted cash flows is less than
the carrying amount of the goodwill or the             New Accounting Standards
intangible asset, a loss is recognized for the         Effective January 1, 2001, the Company adopted the
difference between the fair value and carrying value   Financial Accounting Standards Board (FASB)
of the goodwill or the intangible asset.               Statement of Financial Accounting Standard (SFAS)
                                                       No. 133 "Accounting for Derivative Instruments and
Financial investments and other assets                 Hedging Activities" and SFAS No. 138 "Accounting
Financial investments and other assets comprise        for Certain Derivative Instruments and Certain
primarily investments in and loans to equity           Activities, an amendment to FASB Statement No.
affiliates, investments in unconsolidated companies    133" which replaces existing pronouncements and
(less than 20 percent owner-ship) and prepaid          practices with a single, integrated accounting
pension costs.                                         framework for derivatives and hedging activities.
                                                       These statements expand the previous accounting
     The investments in unconsolidated companies are   definition of derivatives to include embedded
accounted for as available-for-sale securities and     derivatives and many commodity contracts. Under
are recorded at fair value with unrealized gains or    the statement, all derivatives, such as interest
losses, net of tax included in accumulated other       rate swap contracts and foreign exchange
comprehensive income in the accompanying               contracts, are recorded in the balance sheet as
Consolidated Balance Sheets.                           either an asset or liability and are measured at
                                                       their fair market values. Changes in the
Revenue Recognition                                    derivative's fair value have to be recognized in
Revenue is recognized upon shipment of goods to        income unless specific hedge accounting criteria
customers.                                             are met, in which case the effect is recorded in
                                                       accumulated other comprehensive income in
Income taxes                                           shareholders' equity. Management estimates that
Provision for income taxes has been determined using   the impact of the adoption will not have a
the comprehensive liability method and consists of     material effect on the Company's 2001 results of
income taxes paid or payable plus the change in        operations and financial position.
deferred taxes for the current year. Deferred taxes
represent the estimated future tax consequences of     Reclassifications
temporary differences between the amounts of assets    Certain reclassifications to the 1999 financial
and liabilities recognized for financial reporting     statements and related footnote amounts have been
purposes and such amounts recognized for tax           made to conform with the 2000 presentation.
purposes. Valuation allowances are recorded to
reduce deferred tax assets when it is more likely      ---------------------------------------------
than not that a tax benefit will not be realized.      2. Exchange rates of principal currencies
                                                       ---------------------------------------------
     Provision has been made for income taxes on the                               Statement of income           Balance sheet
earnings of foreign operations that are expected to                                       average rate          year-end rates
be remitted to the parent company. No accruals are                                 -------------------    --------------------
made for unremitted earnings of operations that are                                 2000         1999          2000      1999
intended to be reinvested indefinitely or that can     -----------------------------------------------------------------------
be remitted substantially free of tax. The provision   1    U.S. dollar (USD)       1.69         1.50          1.67      1.58
for income taxes also includes income taxes from       1    British pound (GBP)     2.56         2.42          2.46      2.55
earnings of equity affiliates.                         1    Euro (1) (EUR)          1.56         1.60          1.53      1.60
                                                       100  German marks (DEM)     79.62        81.82         77.97     81.92
Environmental compliance and expenditures              100  French francs (FRF)    23.74        24.40         23.25     24.43
The measurement of environmental liabilities is        1000 Italian lira (ITL)      0.80         0.83          0.79      0.83
based on evaluation of currently available facts       100  Japanese yen (JPY)      1.57         1.32          1.48      1.53
with respect to each individual site and considers     ------------------------------------------------------------------------
factors such as existing technology, presently         (1) On January 1, 1999, eleven (2001: twelve) of fifteen member
enacted laws and regulations and prior experience in       countries of the European Union established fixed conversion
remediation of contaminated sites. Environmental           rates between their existing sovereign currencies and
operations and maintenance as well as remediation          adopted the Euro as their new common currency. The Euro
costs are accrued when environmental assessments and       trades on currency exchanges and the legacy currencies will
the need for remediation are probable and the costs        remain legal tender in the participating countries for a
can be reasonably estimated. Any potential                 transition period between January 1, 1999 and January 1, 2002.
                                                           At January 1, 1999, the Swiss franc exchange rate to the Euro was 1.607

3.  Acquisitions and divestitures                          December 31,                     2000          1999
Divestment of Performance Polymers business                ----------------------------------------------------
On December 14, 1999, the Company signed an                Net assets
agreement under which Morgan Grenfell Private Equity       Accounts receivable, net            -           308
(MGPE), the private equity arm of Deutsche Bank AG,        Inventories                         -           278
agreed to buy the Performance Polymers business.           Prepaid and other current
The results of operations of the Performance               assets                              -            62
Polymers business for the period from December 14,         Accounts Payable                    -          (179)
1999 to December 31, 1999 were not material.               Acruals and other current
The agreement was amended on May 20, 2000, and the         liabilities                         -          (143)
transaction was completed on May 31, 2000 (the             ----------------------------------------------------
"Closing Date"). Total gross proceeds from the sale        Net current assets of
of the Performance Polymers business to MGPE and           discontinued operations             -           326
Asian joint venture partners were approximately CHF        Property, plant and equipment,
1.6 billion, which includes the net debt assumed of        net                                 -           536
approximately CHF 160 million.                             Goodwill, other intangibles
                                                           and other assets, net               -           157
     The Performance Polymers division produced            Financial investments               -            24
epoxy resins and other high performance thermosets         Other liabilities and deferred
that provide durability, extraordinary strength and        income taxes                        -          (129)
resistance to heat and corrosion. Performance              Net long-term assets of
Polymers supplied its products to the coatings,            discontinued operations             -           588
aircraft, electrical and electronic industries,            Net assets of discontinued
among others.                                              operations                          -           914
                                                           ----------------------------------------------------
     The results and the financial position of the
Performance Polymers business, which represents            The elimination of the net assets of discontinued
substantially all of the operations of the                 operations at December 31, 2000, reflects the sale
Performance Polymers division, have been reported          of the Performance Polymers business on May 31, 2000.
as discontinued operations in the Consolidated
Financial Statements and Notes in 2000 and 1999.           Other acquisitions and divestitures
The results of the Performance Polymers include            In December 2000, the Company sold 14 525 000
revenues and expenses that are directly associated         shares of its investment in its equity affiliate
with the Performance Polymers business, but do not         Hexcel Corporation representing approximately 81
include an allocation of the Company's interest            percent of its 49.3 percent investment for CHF 277
expense or unallocated corporate general and               million (USD 160 million), of which CHF 62 million
administrative expenses.                                   (USD 36 million) is payable with a 7 percent interest
                                                           bearing note, due December 31, 2004. The sale resulted
     In 1998, the Company incurred restructuring           in a pre-tax gain of approximately CHF 71 million
and special charges related to the Performance             or CHF 50 million after tax. (See Notes 8 and 10).
Polymers division's profit recovery program. Under
this program, the Performance Polymers division                 In November 2000, the Company concluded the
instituted several actions to restore profitability.       acquisition of certain paper-chemical product lines and
As part of the cost reduction program, the                 technology from Cytec Industries for a total purchase
Performance Polymers division eliminated                   price of approximately CHF 40 million (USD 23 million).
approximately 650 employees, principally in the            The resulting intangibles, including goodwill are being
administration, sales and marketing functions. The         amortized over 12 years. This acquisition complements
1999 provision related to Performance Polymers             and expands the Company's product offerings to the
restructuring programs of CHF 47 million is included       paper industry, one of its strategic industry segments.
in net current assets of discontinued operations in
the accompanying Consolidated Balance Sheets. This              In March 2000, the Company announced the
program was completed in 2000.                             completion of its purchase of Prochimica s.r.l., the
                                                           Company's key photoinitiator supplier. The Company
     Summarized financial information of the               paid CHF 85 million and accounted for the acquisition
discontinued Performance Polymers business is              under the purchase method of accounting with the
presented in the following tables:                         resulting goodwill being amortized over 10 years.

                                                                In March 1999, the Company sold its 30 percent
----------------------------------------------------       interets in Cerdec AG for net cash proceeds of CHF 70
Year ended December 31,           2000 (1)      1999       million (DEM 85 million), resulting in a pre-tax gain of
----------------------------------------------------       CHF 39 million or CHF 37 million after tax.
Net sales                          774         1 729
Income before income taxes                                 ----------------------------------------------------------
and minority interest               57           131       4.  Accounts Receivable
Provision (benefit) for income                             ----------------------------------------------------------
taxes                               21            45                                               2000          1999
Minority interest                    1             1       ----------------------------------------------------------
Income from operations of the                              Accounts receivable                    1 306         1 366
Performance Polymers business, net                         Allowance for doubtful accounts         (118)         (125)
of tax                              37            87       ----------------------------------------------------------
(Loss) from sale of net assets of                          Total                                  1 188         1 241
Performance Polymers business, net                         ----------------------------------------------------------
of tax(2)                           (3)
Gain on sale of discontinued                               ----------------------------------------------------------
operations, net of tax              34                     5. Inventories
----------------------------------------------------       ----------------------------------------------------------
(1) The 2000 income statement data reflects the                                                    2000          1999
    Performance Polymers operating results through         ----------------------------------------------------------
    to the Closing Date.                                   Raw materials                          214             208
(2) The loss from sale includes transaction related        Work in progress and finished goods  1 554           1 530
    taxes of approximately CHF 160 million and costs       Allowance for obsolete and slow
    associated with selling the business.                  moving inventory                       (73)            (78)
                                                           ----------------------------------------------------------
                                                           Total                                1 695           1 660
                                                           ----------------------------------------------------------

------------------------------------------------------ ----------------------------------------------------

Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
---------------------------------------------------------------------------------------------------------------------------------
6. Property, plant and equipment
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 Machinery
                                                                                       and   Construction
                                                      Land          Buildings    equipment    in progress      Total      Total
                                                      2000               2000         2000           2000       2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Cost at January 1                                      131              1 865        5 522            405      7 923      7 518
Additions                                                0                  2           38            209        249        267
Retirements/disposals                                   (6)               (33)         (45)            (6)       (90)      (240)
Changes in consolidation scope                           5                 11           25              1         42        (95)
Currency adjustments                                    (2)                (9)         (23)            17        (17)       477
Other                                                    0                 98          348           (455)        (9)        (4)
---------------------------------------------------------------------------------------------------------------------------------
Cost at December 31                                    128              1 934        5 865            171      8 098      7 923
---------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation at January 1                                    (846)      (3 163)                   (4 009)    (3 665)
Depreciation                                                              (56)        (321)                     (377)      (377)
Accumulated depreciation on retirements/disposals                          20           33                        53        182
Changes in consolidation scope                                              0           (5)                       (5)        37
Currency adjustments                                                        5           25                        30       (181)
Other                                                                      (1)          (2)                       (3)        (5)
---------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation at December 31                                  (878)      (3 433)                   (4 311)    (4 009)
---------------------------------------------------------------------------------------------------------------------------------
Net book value at December 31                          128              1 056        2 432            171      3 787      3 914
---------------------------------------------------------------------------------------------------------------------------------


The insurance value of the property, plant and equipment was approximately CHF 10 622 million and CHF 10 643 million
at December 31, 2000 and 1999, respectively.



--------------------------------------------------------------     --------------------------------------------------------------
7. Goodwill and other intangible assets                            The following table presents the book value and the
                                        2000           1999        estimated fair value of financial investments and long-term
--------------------------------------------------------------     debt at December 31, 2000 and December 31, 1999:
Goodwill                               2 416          2 401        --------------------------------------------------------------
Other intangibles                         85             77                                              2000                1999
Less accumulated amortization           (261)          (186)                                 ----------------  ------------------
Total                                  2 240          2 292                                    Book     Fair     Book        Fair
--------------------------------------------------------------                                value    value    value       value
                                                                   --------------------------------------------------------------
--------------------------------------------------------------     Financial investments
8. Financial investments and instruments                           Investment in
Financial investments                                              Hexcel Corporation (1)        52       52      214         158
Financial assets and liabilities with book values                  Investments in other
approximating fair market value due to their short-term            equity affiliates            278      278      302         302
nature include cash and cash equivalents, short-term               Investments in
investments, accounts receivable, accounts payable and             unconsolidated companies      14       14       37          37
short-term debt. The fair value of financial investments           --------------------------------------------------------------
for which quoted market prices are available are based             Total financial investments  344      344      553         497
on such market prices. Financial investments for which             --------------------------------------------------------------
it is not practical to estimate fair value as quoted market        Long-term debt, including
prices do not exist are reflected at their book value. Fair        current position           3 861    3 726    4 268       3 975
value of long-term debt is based on the current rates at           --------------------------------------------------------------
which similar loans would be made to borrowers with                (1) During periods of 1999, including at December 31, 1999,
similar credit ratings.                                                the Company's investment in Hexcel Corporation exceeded
                                                                       the quoted market value of the investment as a result of
                                                                       the continuing weakness of the aerospace and defense
                                                                       industry in the United States equity market. Management
                                                                       believed this situation to be temporary.



---------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
--------------------------------------------------------------     --------------------------------------------------------------
In December 2000, the Company sold 14 525 000 shares of            Financial instruments
its investment in Hexcel Corporation ("Hexcel") reducing           All financial instruments are valued based upon quoted
its ownership interest from approximately 49.3 percent             market prices or market prices for instruments with similar
to approximately 9.5 percent (see Notes 3 and 10). As a            terms and maturities. The following table presents the
result, at December 31, 2000, the investment is accounted          book value, the fair values and notional principal amount
for as an available-for-sale security. At December 31, 1999,       of derivative instruments at December 31, 2000 and
the Company's investment included its share of Hexcel's            December 31, 1999:
shareholders' equity.                                              --------------------------------------------------------------
     The following table presents summarized financial                                                                   Notional
information on a 100 percent basis for the companies                                                  Book     Fair     principal
accounted for as investments in equity affiliates as of            2000                              value    value     amount(1)
December 31, 2000 and 1999. The most significant of                --------------------------------------------------------------
these are: CIMO Compagnie Industrielle de Monthey SA               Financial instruments
(50 percent), Daihan Swiss Chemical Corp. (50 percent),            Foreign currency forward contracts   33       33        1 033
TFL Ledertechnik GmbH & Co. KG (50 percent) and                    Foreign currency options contracts    3        3          704
Musashino-Geigy Co. Ltd. (50 percent), all of which have           Foreign currency swaps                6        6        1 511
maintained the same level of investment in 2000 and 1999.          Interest rate contracts               7       (7)       1 400
The equity investment in Hexcel is shown separately due            --------------------------------------------------------------
to its size. The figures for the year 2000 exclude total assets    --------------------------------------------------------------
and shareholders' equity of Hexcel as a result of the sale of                                                            Notional
the Company's majority interest in December 2000, which                                               Book     Fair     principal
reduced the Company's ownership interest to approximately          1999                              value    value     amount(1)
9.5 percent. In 1999 the Company's equity ownership                --------------------------------------------------------------
percentage in Hexcel was 49.3 percent. Effective January           Financial instruments
2001, the Company acquired a controlling interest in               Foreign currency forward contracts   (2)      (1)          76
Musashino-Geigy Co. Ltd., increasing its holdings from             Foreign currency options contracts   (3)      (3)         455
50 percent to 60 percent.                                          Foreign currency swaps                5        6        1 145
                                                                   Interest rate contracts               1      (24)       1 724
--------------------------------------------------------------     --------------------------------------------------------------
2000                            Hexcel      Other       Total      Bracketed amounts are liabilities.
--------------------------------------------------------------
Sales                            1 791        678       2 469      (1) The notional values of derivative instruments at year
Income before taxes                141         66         207          end provide an indication of the extent of the Company's
Net income                          97         44         141          involvement in such instruments, but do not
Total assets                         0        937         937          represent exposure to market risks. The amounts indicated
Shareholders' equity                 0        538         538          are gross values and include closed transactions that had
--------------------------------------------------------------         not matured at the balance sheet date.
1999                            Hexcel      Other       Total
--------------------------------------------------------------     Foreign exchange currency forwards, swaps and options
Sales                            1 770        687       2 457      are mainly used to hedge existing assets and liabilities, firm
Income before taxes                (25)        45          20      commitments and anticipated transactions denominated
Net income                         (25)        31           6      in foreign currencies (principally U.S. dollars, Euros, British
Total assets                     2 074      1 037       3 111      pounds, Australian dollars and Japanese yen). The Company
Shareholders' equity               434        572       1 006      has entered into currency contracts to cover foreign exchange
--------------------------------------------------------------     risks on certain anticipated foreign currency transactions
The income from earnings of equity affiliates of CHF 113           relating to sales and purchase transactions expected to occur
million (CHF 15 million in 1999) are shown before taxes            within a period of one year. The premiums associated
as a separate line item in the operating income section of         with purchased and written option contracts are generally
the Consolidated Statements of Income. The related income          amortized over the lives of the options and are not material
tax provision of CHF 32 million (CHF 6 million in 1999)            to the Company's results. For purchased options that hedge
is included in the Company's provision for income taxes.           anticipated transactions which do not qualify for hedge
     The investment in Hexcel was recorded using a one quarter     accounting, gains and losses are recorded in net income as
time lag. In 2000, the Company recognized CHF 66 million           they occur on a mark-to-market basis. All written options
as its share of Hexcel's income (1999: CHF 17 million loss),       are marked-to-market monthly and are not material to the
included in the line income from earnings of equity affiliates,    Company's results.
and a provision for income taxes of CHF 22 million (credit              The Company uses interest rate swaps and forward rate
of CHF 1 million in 1999) as its share of the related Hexcel       agreements as part of its program to manage the fixed and
income taxes in the line provision for income taxes in             floating interest rate mix of the total debt portfolio and
the accompanying Consolidated Statements of Income.                related overall cost of borrowing. The Company issues debt,
Included in Hexcel's 2000 income from earnings of equity           using the most efficient capital markets and products, which
affiliates is CHF 57 million, representing the Company's           can result in a currency or interest rate mismatch with the
share of the gain recognized by Hexcel on the sale of              underlying assets. Interest and currency rate differentials
its Bellingham Aircraft business. The associated taxes             accruing under these contracts are recognized over the life
recognized by Hexcel on this gain, of CHF 18 million,              of the contracts.
is included in the line provision for income taxes in the               The Company has procedures to monitor the credit
accompanying Consolidated Statements of Income.                    exposure amounts and manages exposure to counter-party
                                                                   credit risk through specific minimum credit standards
                                                                   and diversification of counter-parties. The counter-parties to financial instruments are financial institutions with
                                                                   a minimum 'A' credit rating or its equivalent and with
                                                                   significant experience with such instruments.


Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
--------------------------------------------------------------     --------------------------------------------------------------
9. Accruals and other current liabilities                          In 1998, the Company incurred restructuring charges related
                                              2000       1999      to restructuring programs for the strategic realignment of
--------------------------------------------------------------     the Company's business which included the formation of
Payroll and employee benefits                  274        193      the Colors division and the integration of Water Treatments
Environmental remediation and compliance        61         56      Included in these 1998 restructuring programs was
Restructuring                                  368         44      severance cost for approximately 450 FTEs which resulted
Pension and postretirement benefits             27         24      from the elimination of positions in various locations of
Deferred income taxes                          109         66      the Company's worldwide operations principally in the
Other                                          592         438     administration, sales and marketing functions.
--------------------------------------------------------------          All of the Company's prior year restructuring programs
Total                                        1 431         821     were completed in 2000.
--------------------------------------------------------------          The costs and activity associated with the prior year
                                                                   restructuring programs are summarized below:
Included in restructuring, in 2000, is CHF 52 million for
restructuring programs (see Note 10) and CHF 316 million                                          Severance     Other
for accrued separation costs and transaction taxes related         2000                               costs     costs      Total
to the divestment of the Performance Polymers business             --------------------------------------------------------------
(see Note 3).                                                      January 1,                            35         9         44
                                                                   Restructuring expense (1)              0         0          0
--------------------------------------------------------------     Amounts utilized (2)                 (35)       (9)       (44)
10. Restructuring and special charges                              December 31,                           0         0          0
Current year programs                                              --------------------------------------------------------------
In 2000, the Company incurred net restructuring and                                               Severance     Other
special charges of CHF 2 million. This charge includes a           1999                               costs     costs      Total
CHF 71 million gain from the sale of 14 525 000 shares             --------------------------------------------------------------
of the Company's investment in Hexcel, at USD 11.00 per            January 1,                           120        68        188
share, which represents approximately 81 percent of the            Restructuring expense (1)              0         0          0
Company's holdings (see Notes 3 and 8). Also included is a         Amounts utilized (2)                 (85)      (59)      (144)
charge of CHF 21 million which relates to an impairment            December 31,                          35         9         44
loss on certain equity investments. The restructuring projects,    --------------------------------------------------------------
totaling CHF 52 million, comprise primarily the restructuring      (1) Included in 1999 restructuring expense is an addition related
of Water Treatments operations in the United States, mainly            to severance cost of CHF 10 million offset by a release of
relating to the closure of a manufacturing facility, the               excess reserves from prior year programs of CHF 10 million.
reorganization of the Company's administration functions in        (2) Includes currency adjustments.
Southern Europe and the reduction of personnel, principally
at an Additives and Consumer Care manufacturing facility           --------------------------------------------------------------
in the United States. Severance cost for approximately             11. Short-term debt
238 full-time equivalents ("FTEs") included in the 2000                                                        2000         1999
restructuring charge resulted from the elimination of positions    --------------------------------------------------------------
in the United States and Southern Europe, principally in           Multicurrency revolving loan agreement         0          474
the administration, sales and marketing functions and in           Bank overdrafts                               71           80
the manufacturing function in the United States. As of             Loans                                        119          386
December 31, 2000, no terminations have occurred. The              Commercial paper                              12           48
terminations and restructuring programs are expected to            Other                                        167          183
be substantially completed during 2001.                            Current portion of long-term debt              2            3
     The costs and activity associated with the current year       --------------------------------------------------------------
restructuring programs are summarized below:                       Total                                        371        1 174
                                                                   --------------------------------------------------------------
                               Severance     Other                 In January 1998, the Company entered into a multicurrency
2000                               costs     costs      Total      revolving loan agreement. At December 31, 2000 and 1999,
--------------------------------------------------------------     the available commitments under this agreement were
Restructuring expense                 30        22         52      CHF 400 million and CHF 600 million, respectively.
Amounts utilized                       0         0          0      A commitment fee of 0.10 percent per annum is paid on
December 31,                          30        22         52      the average unused facility. The outstanding loans bear
--------------------------------------------------------------     interest at the London Interbank Offered Rate ("LIBOR")
                                                                   plus 21.5 basis points. The agreement expires on July 11,
Management believes that the remaining restructuring               2002. At December 31, 2000, the facility was unused and
provision is adequate to complete all of its programs.             at December 31, 1999, CHF 474 million (USD 300 million)
                                                                   was outstanding.
Prior year programs                                                     In July 1998, the Company implemented a USD 1 000
In 1999, the Company implemented a program in its Water            million commercial paper program in the United States.
Treatments business unit to eliminate approximately 250            At December 31, 2000 and 1999, CHF 1 million (USD 0.6
FTEs, principally in the production, sales and administration      million) and CHF 45 million (USD 28 million) respectively,
areas. This program was completed in 1999.                         was outstanding under this program. The program is secured by a USD 250 million standby credit facility.


-----------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

The CHF 300 million multicurrency standby              In July 1998, the Company issued USD 687
facility with a major Swiss bank, entered into         million unsecured, unsubordinated convertible
in 1998, expired on June 30, 2000 and was not          bonds, due July 10, 2003, with a 1.25 percent
renewed. This facility bore interest at LIBOR          fixed interest rate. The bonds are
plus 20.0 basis points and a facility fee of           convertible into the Company's common stock
0.08 percent per annum was paid on the total           from September 2, 1998 to July 10, 2003 at a
amount.                                                conversion price of CHF 254.14 per share. At
     The weighted average interest rate for            December 31, 2000 and 1999, the Company had 3
short-term debt (excluding current portion of          783 582 shares of treasury stock reserved for
long-term debt) calculated at December 31, 2000        the potential conversion.
and 1999, was 6.6 percent and 6.7 percent,                  The annual maturities of long-term
respectively. At December 31, 2000 and 1999,           debt outstanding at December 31, 2000 are as
unused short-term credit lines totaled                 follows: 2001 CHF 2 million; 2002 CHF 3
approximately CHF 1 229 million and CHF 1 388          million; 2003 CHF 1 495 million; 2004 CHF 0
million, respectively.                                 million; 2005 CHF 174 million; 2006 and
                                                       thereafter CHF 2 199 million.
12. Long-term debt
                                    2000  1999         13. Income taxes
Bonds and Euro Medium-Term                             The provision for income taxes in 2000
  Notes                            2 648 3 071         and 1999 from continuing operations
Convertible bonds                  1 107 1 032         consists of the following:
Amounts owed to credit
  institutions                         8    21                                       2000    1999
Other long-term debt                  98   144         Current provision               49      82
Total                              3 861 4 268         Deferred provision             179      35
Less: current portion of                               Total provision for income
  long-term   debt                     2     3            taxes                       228     117
Total long-term debt               3 859 4 265
Bonds and Euro Medium-Term Notes                       The Company is incorporated in
CHF 1 000 3.25% Straight Bonds,                        Switzerland but operates in numerous
          principal due 2008       1 011 1 012         countries with differing tax laws and
CHF 300   3.25% Straight Bonds,                        rates. The income before income taxes
          principal due 2009         304   304         and provision for income taxes are
USD 178   U.S. pollution control                       generated primarily outside of
          and industrial develop-                      Switzerland. There-fore, the weighted
          ment bonds, principal                        average expected tax rate (computed by
          due between 2008                             multiplying the statutory rate
          and 2028 (weighted                           applicable to each local subsidiary's
          average interest rate                        income or loss) may vary between periods
          of 4.61%)                  298   282         reflecting the income or losses
Total Bonds                        1 613 1 598         generated in each country. The main
GBP 243 (1) 6.50% Euro Medium-                         factors causing the effective tax rate
         Term Note, principal                          to differ from the expected tax rate
         due 2013                    584   766         are:
USD 175 (2) 6.125% Euro Medium-Term
         Term Note, principal                                                        2000    1999
         Note, principal due 2003    275   457                                          %       %
DEM 223 (3) 4.875% Euro Medium-Term                    Expected tax rate               30      30
         Note, principal due 2005    176   250         Non-deductible items            14       7
Total Euro Medium-Term Notes       1 035 1 473         Tax free income                 (1)     (3)
Total Bonds and Euro Medium-Term                       Income taxed at reduced rates    0      (2)
        Notes                      2 648 3 071         Changes in valuation allowance (11)     (1)
Total Bonds and Euro Medium-Term                       Other                            3       2
(1) 1999: GBP 300. (2) 1999: USD 300.                  Effective tax rate              35      33
(3) 1999: DEM 300.
Under  the  Euro  Medium-Term  Note  program,  the     "Non-deductible  items" includes  the tax
Company  may  issue up to USD 2 000  million           effect  of amortization of goodwill. In 2000,
multicurrency unsecured,  unsubordinated notes         also included is the tax effect of the
with a minimum maturity of one month and at            impairment loss on certain of the Company's
fixed, floating or indexed interest rates.             equity investments (see Note 10) and the

         In June 1998, the Company issued a USD        effect of certain taxable income in one of
300 million Euro Medium-Term Note, with a 6.125        the Company's subsidiaries that was not
percent U.S. dollar fixed interest rate. In            recognized for financial accounting purposes.
connection with the issuance of this Note, the         The change in valuation allowance is
Company entered into an interest and principal         primarily the result of the realization of
currency swap that effectively established a           tax loss carryforwards for which the Company
fixed principal amount of GBP 184 million with         had previously recorded a valuation
a 6.76 percent fixed interest rate over the            allowance, as at the time of their
term of the Note. In December 1998, the Company        origination, realization was uncertain.
entered into an interest rate swap on the GBP               In 2000 and 1999, "Other" includes
184 million debt whereby the Company swapped           approximately CHF 13 million and CHF 4
its 6.76 percent fixed interest rate for a             million of tax expense or 2 percent and 1
floating rate based on the Swiss franc London          percent, respectively, reflecting the effect
Interbank Offered Rate plus 4.38 percent. In           of the reduction in the German statutory tax
2000, these interest and currency swaps were           rates on year-end 2000 and 1999 net deferred
canceled.                                              tax asset balances, respectively, of the
                                                       Company's German subsidiaries.



-----------------------------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(in millions of Swiss francs, except share and per share data)


Excluding the impact of these 2000 events,             15. Shareholders' equity On April 20, 1998
for comparability with the prior years                 the Company's shareholders approved the
effective tax rate, the effective tax rate             creation of authorized and conditional
in 2000 would have been 34 percent.                    capital of the Company. The approval
         The significant components of                 allows for the issuance of a maximum of 10
activities that gave rise to deferred  tax             million registered shares with a par value
assets and liabilities on the balance sheet            of CHF 10 per share. While 2 million
at December 31, 2000 and 1999,  were as                shares are reserved for employee stock
follows:                                               option plans, 4 million are primarily
                                                       reserved for an issuance under future
                                                       convertible bonds and similar debt
                                                       instruments. After a re-approval by the
                                    2000  1999         shareholders due to requirements of Swiss
Deferred tax assets:                                   law, another 4 million shares may now be
Pensions and other employee                            issued until April 13, 2002 without a
compensation                          91   104         restriction.
Inventory                             48    56              The Company sold 4 862 shares
Restructuring and special charges     84    24         in 2000 (1 679 shares in 1999) of treasury
Environmental reserves               259   287         stock at market prices. In 2000, the
Tax loss carryforwards               135   175         Company purchased 391 177 shares of
Other                                 33    64         treasury stock (none in 1999) at market
Gross deferred tax assets            650   710         prices.
Valuation allowance                 (143) (217)             The Company designated a total of
Net deferred tax assets              507   493         5 485 963 shares in 2000 (5 304 753 shares
                                                       in 1999) of its treasury stock as reserved
Deferred tax liabilities:                              shares primarily for satisfaction of
Property, plant and equipment       (394) (389)        future share requirements under its
Other                               (160) (193)        various outstanding employee stock option
Gross deferred tax liabilities      (554) (582)        plans and for the potential share issuance
Net deferred tax liabilities         (47)  (89)        under its outstanding convertible bonds
Included in:                                           (see Notes 12 and 16). The remaining 575
Prepaid and other current assets     222   175         471 shares in 2000 (370 366 shares in
Other assets                         157   123         1999) of treasury stock have been
Accruals and other current                             designated as unreserved shares. The
   liabilities                      (109)  (66)             The after-tax components of accumulated
Deferred income taxes               (317) (321)        other comprehensive income are as follows:
Net deferred tax liabilities         (47)  (89)                                           2000    1999
                                                       Foreign currency translation
                                                          adjustment                      (117)     62
In management's opinion the majority of                Unrealized gains on available-
deferred tax assets will be realized                      for-sale Securities, net of tax    0      (1)
because of the depletion of certain                    Other                                 1      (1)
significant tax deductions and anticipated             Accumulated other comprehensive
future taxable income resulting from the                  income                          (116)     60
Company's operations. Valuation allowances
have been established for tax loss                     16. STOCK BASED COMPENSATION PLANS
carryforwards and certain long-term                    The Company has adopted the disclosure-only
deferred tax assets of the Company.                    provisions of SFAS No. 123, "Accounting
     For tax return purposes, the Company has          for Stock-Based Compensation," and applies
available tax loss carryforwards of                    Accounting Principles Board (APB) Opinion
approximately CHF 415 million, of which                No. 25 and related interpretations in
CHF 76 million will expire in the next                 accounting for its plans. A description of
five years and CHF 209 million will expire             the terms of the Company's plans are as
between five and twenty years. The                     follows:
remaining carryforwards do not expire.                      LEAP - In March 1997, the Company
     At December 31, 2000, unremitted earnings         established a one-time Leveraged Executive
of subsidiaries outside of Switzerland of              Asset Plan for key executives and non-
approximately CHF 250 million were deemed              executive Board members (participants) to
to be permanently invested. No deferred                promote share ownership. Under the LEAP,
tax liability has been recognized with                 approximately 320 participants were given
regard to the remittance of such earnings              the opportunity to purchase a total of 288
as it is not practicable to estimate the               400 restricted shares of common stock of
income tax liability that might be                     the Company at a price per share of CHF
incurred if such earnings were remitted to             110, which was the market price per share
                                                       on the purchase date. For each share
14. OTHER LIABILITIES               2000  1999         purchased, each participant was granted a
Environmental remediation and                          right to receive four share options (total
compliance                           737   733         1 153 600) with an exercise price of CHF
Pension and postretirement benefits  577   592         110 per share, the market value of the
Other                                409   189         shares at the grant date. The participants
Total                              1 723 1 514         will receive the market price increase
                                                       from the grant date to the exercise date
The environmental remediation and                      in equivalent shares of the Company's
compliance liability of CHF 737 million                common stock. The restricted shares will
(CHF 733 million in 1999) has been                     be released to the participants on March
recorded on an undiscounted basis.                     15, 2002. The share options became fully
                                                       vested on March 1, 2000, and may be
                                                       exercised on the 15th day of any month
                                                       beginning March 15, 2002 through March 15,
                                                       2005, the date the share options expire.
                                                       As a result of terminations from the
                                                       program, a total of 60 418 options (1999:
                                                       58 148 options) have been returned to the
                                                       Company

-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

The Company paid a fee of CHF 51 million               In connection with the LTIP 2000, the
to a major investment bank to assume the               Company granted 33 288 restricted shares
Company's obligations to the participants              of common stock, which are restricted for
under the LEAP, including supplying all                three years from the date of grant, to 378
necessary equivalent shares of the                     participants. The market value of the
Company's stock to the participants of the             common stock at the date of grant was CHF
LEAP when they are due and administering               108 per share. Compensation expense of
the plan. Even if the cost of supplying                approximately CHF 3.6 million has been
the shares exceeds the fee paid by the                 recognized in 2000 related to the grant of
Company of CHF 51 million, the investment              these shares.
bank will supply all necessary shares and                   The following table summarizes the status
the Company will not be required to issue              of stock options outstanding and exercisable
any additional shares. Therefore,                      at December 31, 2000:
independent of the prevailing future share
price, the total cost of the LEAP program
to the Company will be the CHF 51 million              Stock Options Outstanding     Stock Options Exercisable
fee that was paid. Compensation expense                -------------------------     -------------------------
has been recognized as this fee was                                                        Weighted                   Weighted
amortized ratably over the three year                                                       average                    average
vesting period through March 1, 2000.                                                     remaining                  remaining
     CAPS - In 1997, the Company established a         Weighted             Number of   contractual    Number of   contractual
Capital Appreciation Performance Share                 average exercise   outstanding          life  outstanding          life
Plan for key executives and non-executive              price                  options    (in years)      options    (in years)
Board members (participants). In                       -----------------------------------------------------------------------
accordance with the CAPS, participants are             108                 455 760             6.5           100           9.1
granted rights to receive one share of                 113                 506 121             5.0        58 556           8.3
common stock of the Company for each right             165                 338 019             3.1        50 479           7.0
granted in the event that the closing                  -----------------------------------------------------------------------
share price on any seven days up to August                                1 299 900                       109 135
31, 2001, the date the share option
expires, equals or exceeds CHF 264 per                 Stock appreciation rights - In January
share (which is double the price at the                1998, the Company issued 68 500 stock
initial grant date in August 1997). Under              appreciation rights to certain of its
the program a total of 5 participants were             senior managers with an exercise price of
granted 8 192 rights in 1998 and 333                   CHF 165 which equals the market value of
participants were granted 342 572 rights               the common stock at grant date. These
in 1997. As a result of terminations from              rights entitle the participants to receive
the program, a total of 41 356 rights (26              the appreciation in the common stock's
820 rights in 1999) have been returned to              market value between grant date and
the Company resulting in a total of 309                exercise date in cash or under certain
408 rights outstanding at December 31, 2000            circumstances in common stock. These
(323 944 at December 31, 1999).                        rights vest ratably over a three year
No compensation  expense was recorded either           period and expire after ten years from
in 2000 or in 1999,  since the                         date of grant. As of December 31, 2000, 40
target price was not reached.                          695 stock appreciation rights are
     LTIP - In 1998, the Company established a         exercisable with a remaining contractual
Long-Term Incentive Plan which grants                  life of seven years and 7 801 of the stock
options and beginning in 2000, may also                appreciation rights have been forfeited.
include grants of restricted shares of                 In 2000 and 1999, no compensation expense
common stock of the Company to senior                  was recognized under this plan.
management and other employees. For grants                  LEXIP - In April 1998, the Company
made to participants other than those in               established a Long-term Executive
the United States, vesting is at the date              Incentive Plan in which five participants
of grant and the right to exercise is                  were given the right to purchase 6 007
restricted for three years following the               shares of common stock at the market value
grant date. For grants made to                         at grant date of CHF 183. For each share
participants in the United States, vesting             purchased, four stock options (total 24
and the right to exercise is over three                028) were granted to the participants. The
years. The options expire either five                  strike price of the options is the market
years or ten years after the date of                   value of the shares of common stock at the
grant. In 2000 and 1999, no compensation               date of the grant, CHF 183. These options
expense was recorded for the options                   vest after four years and expire after
issued under this plan.                                seven years from date of grant. As of
     The following table summarizes option             December 31, 2000, 12 560 of the stock
activity under the LTIP during 2000 and 1999:          options have been forfeited. In 2000 and
                                                       1999, no compensation expense was recorded
                     Weighted average      Options     under this plan.
                       exercise price  outstanding         ESOP - In 1998, the Company established a
--------------------------------------------------     plan which enables substantially all
Balance at December 31, 1998      165      351 055     employees to annually purchase up to 20
Options granted                   113      521 088     shares of common stock at a price equal to
Options canceled/forfeited        152      (14 235)    85 percent of the average market price, as
Balance at December 31, 1999      134      857 908     defined as the average closing price of
Options granted                   108      461 210     the shares on the Swiss Exchange for ten
Options canceled/forfeited        118      (19 218)    trading days prior to the purchase date of
Balance at December 31, 2000      125    1 299 900     the shares, pursuant to the Company's
--------------------------------------------------     "Employee Share Ownership Plan". During
                                                       2000, 2 836 employees (1999: 3 515
                                                       employees) purchased 50 099 shares (1999:
                                                       63 929 shares) for which approximately CHF
                                                       5 million (1999: CHF 6 million) was paid
                                                       to the Company. In 2000 and 1999, no
                                                       compensation expense was recorded under
                                                       this plan

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

MAB - In 1998, the Company established a               The Company used the Black-Scholes model
"Mitarbeiter-beteiligungsplan" (Employee               to value the stock options granted. The
Investment Plan) which grants annually to              weighted-average assumptions used to
most Swiss employees (as an enhancement to             estimate the fair value of the options
their pension plan arrangements) the right             included in the pro forma amounts are as
to purchase 20 shares of common stock at               follows:
CHF 15 per share (so long as the share
price is not greater than CHF 200 at which             Year ended December 31,              2000     1999
level the Employee Investment Plan price               --------------------------------------------------
is adjusted). The rights vest at the grant             Expected option lives in years       7.36     6.82
date and become exerciseable at the date               Expected volatility in %            32.36    40.29
of the employees' retirement or                        Risk-free interest rate in %         3.94     2.06
termination. As of December 31, 2000, 307              Expected dividend yield in %         1.85     1.71
060 rights (1999: 223 800 rights) have                 Weighted average fair value in CHF  36.14    42.91
been granted and 74 300 (1999: 35 160)                 --------------------------------------------------
were exercised. Compensation expense is
recorded in the year the rights are                    17. Retirement benefits
granted and in 2000 CHF 10 million (CHF 10             --------------------------------------------------
million in 1999) of compensation expense
was recorded under this plan.                          Pension plans
                                                       Employees receive and the Company funds
Change in control and reserve of shares                pensions and retirement benefits in
Upon a change in control of the Company                accordance with the applicable laws and
(defined as for LEAP 30 percent, for CAPS              customs in the countries in which the
20 percent, for LTIP 1998, 50 percent, and             Company operates. The Company has both
for LTIP 1999 and 2000, 33.33 percent,                 contributory and non-contributory defined
such percentage, in each case, as a                    benefit and defined contribution plans.
percentage of total voting power), the
vesting and restriction periods for the                Defined contribution plans:
plans stated above (if still current) will             In countries in which employees are covered by
cease to apply and a cash or share payment             defined contribution plans, contributions charged
for the value of the outstanding plans and             to income from continuing operations were
related taxes and duties will be due to                CHF 19 million in 2000 (CHF 13 million in 1999).
the participants. To cover demands for
future option plans that may be                        Defined benefit plans
established in the next five years, the                Benefits are generally based on years of service,
Company plans to purchase up to 5 percent              levels of compensation or stated amounts
of its common stock (exclusive of the                  for each year of service.
shares purchased from Novartis AG in the                    The components of net pension expense for the
spin-off). At December 31, 2000, the                   Company-sponsored defined benefit plans were:
Company had 1.7 million shares (1999: 1.2
million shares) of treasury stock reserved                                       Pension      Postretirement
for issuance under the various stock based                                      benefits            benefits
compensation plans.                                                          2000      1999    2000     1999
                                                       -----------------------------------------------------
Pro forma disclosure                                   Major plans:
The pro forma net income and earnings per              Service cost           114       120       1        2
share for 2000 and 1999 have been determined           Interest cost          162       161       5        4
as if the Company had used the fair value              Expected return on
method of accounting for its stock option grants       plan assets           (239)     (216)      0        0
and employee share ownership plan in                   Amortization of prior
accordance with the provisions of SFAS No.             service cost            (3)        0      (1)      (1)
123. The pro forma amounts presented below             Other (gains), losses
reflect the portion of the estimated fair              and amortization       (36)      (35)     (3)      (4)
value of awards granted in 2000 and 1999,              Pension expense
based on the vesting or service period                 major plans             (2)       30       2        1
over which the awards are earned.                      Other plans              3         1       0        0
                                                       Total pension expense(1) 1        31       2        1
Year ended December 31,           2000   1999          -----------------------------------------------------
---------------------------------------------
Pro forma net income                                   (1) In connection with the sale of the
  Continuing operations            410    224              Performance Polymers business on May 31,
  Discontinued operations           34     87              2000 (see Note 3), the pension benefits
Total                              444    311              and post-retirement benefits, liabilities
Pro forma earnings per share - basic                       and related assets for the active
  Continuing operations           6.19   3.37              employees and certain retirees of the
  Discontinued operations         0.50   1.31              Performance Polymers business were assumed
Total                             6.69   4.68              by the purchaser. For 1999, the components
Pro forma earnings per share - diluted                     of pension expense and the components
  Continuing operations           6.19   3.37              of pension expense and the components
  Discontinued operations         0.50   1.31              reconciling the changes in the projected
Total                             6.69   4.68              benefit obligation, the changes in
---------------------------------------------              the fair value of assets, and the
                                                           funded status have not been restated for
                                                           amounts related to continuing and discontinued
                                                           operations as no detailed information was
                                                           available. An estimate of the prepaid (accrued)
                                                           pension cost and pension expense allocable to
                                                           the Performance Polymers business has been included
                                                           in discontinued operations

-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

For the Company's major plans, the                      Certain of the Company's pension plans
following table provides a reconciliation               have accumulated benefit obligations that
of the changes in the projected benefit                 exceed plan assets by CHF 425 million in
obligation, the changes in the fair value               2000 and 485 million in 1999,
of assets, and the funded status of the                 respectively. Those plans have aggregate
plans as of December 31, 2000 and 1999:                 accumulated benefit obligations of CHF 464
                                                        million and CHF 529 million and plan
                         Pension    Postretirement      assets of CHF 39 million and CHF 44
                        benefits          benefits      million in 2000 and 1999, respectively.
                           2000  1999   2000  1999      These unfunded plans are mainly in
--------------------------------------------------      Germany, where in line with local
Benefit obligation,                                     practices, the Company has not funded the
beginning of year           3 588   3 094   73   79     pension plans of its German subsidiaries.
  Service cost                114     120    1    2     This results in accrued pension costs of
  Interest cost               162     161    5    4     approximately CHF 438 million in 2000 and
  Participant contributions    23      25    0    0     CHF 474 million in 1999.
  Actuarial (gain) loss       (33)    101   (2)  (1)         The weighted average key actuarial
  Plan amendments              (4)      1   (2)   0     assumptions used to compute the benefit
  Change in consolidation                               obligations were as follows:
  scope                      (339)     35   (8) (17)
  Benefits paid              (141)    (90)  (5)  (4)                                   Pension   Postretirement
  Foreign currency                                                                    benefits         benefits
  translation                 (30)    141    4    9                                 2000   1999    2000   1999
  Other                         0       0    0    1     --------------------------------------------------------
Benefit obligation,                                     Discount (interest rate)     5.5%   4.9%    7.7%  7.4%
end of year                 3 340   3 588   66   73     Rate of increase in
Plan assets,                                            compensation levels          3.2%   2.8%    n.a.  n.a.
beginning of year           3 862   3 284    0    0     Expected long-term rate
  Actual return on                                      of return on plan assets     6.3%   6.4%    n.a.  n.a.
  plan assets                 463     391    0    0     --------------------------------------------------------
  Employer contributions       59      64    5    4
  Participant contributions    23      25    0    0     The healthcare cost trend rate is assumed
  Change in consolidation                               to decrease to an ultimate trend rate of 5
  scope                      (302)     11    0    0     percent in 2005. A one percent annual
  Benefits paid              (141)    (90)  (5)  (4)    increase in the assumed healthcare cost
  Foreign currency                                      trend rate would increase the 2000
  translation                 (25)    177    0    0     accumulated postretirement benefit
  Other                         0       0    0    0     obligation by approximately CHF 6 million
Plan assets, end of year    3 939   3 862    0    0     and the annual postretirement benefit cost
Funded status                 599     274  (66) (73)    by approximately CHF 1 million. A one
Unrecognized net                                        percent annual decrease in the assumed
(gain) loss                  (510)   (332) (19) (18)    healthcare cost trend rate would decrease
Unrecognized prior                                      the 2000 accumulated postretirement
service cost                   (4)    (16)  (9) (10)    benefit obligation by approximately CHF 6
Prepaid (accrued)                                       million and the annual postretirement
pension cost (1)               85     (74) (94)(101)    benefit cost by approximately CHF 1 million.
---------------------------------------------------          The market value of the Company's shares held
(1) Refer to footnote (1) to the previous table.        by its various pension plans as of December 31, 2000
                                                        and 1999 were approximately CHF 55 million and CHF
                                                        47 million, respectively.

                                                        Number of personnel and personnel expenses
                                                        The Company employed in its continuing
                                                        operations 20 306 employees at  December 31, 2000
                                                        and 20 117 at December 31, 1999.  The Company's
                                                        salaries and wages, including social
                                                        charges in its continuing operations were
                                                        CHF 2 047 million in 2000 and CHF 1 836 million
                                                        in 1999.
                                                             The Company employed in its discontinued
                                                        operations 3 072 employees at December 31, 1999.
                                                        The Company's salaries and wages, including
                                                        social charges in its discontinued operations were
                                                        CHF 130 million for the five month period ended
                                                        May 31, 2000, the date of Polymers divestment
                                                        and were CHF 284 million in 1999.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

18. Earnings per share                                   19. Related party transactions
---------------------------------------------------      -----------------------------------------------
The following table presents the                         Transactions with associated companies The
calculation of basic and diluted earnings                Company had receivables of CHF 12 million
per share:                                               and CHF 22 million in 2000 and 1999, respectively.
                                                              Investments in affiliates of CHF 330
Year ended December 31,             2000        1999     million and CHF 516 million are included
----------------------------------------------------     in financial investments in 2000 and 1999,
Income from continuing operations    418         238     respectively, and are described in Note 8.
Income from discontinuing operation   34          87          Loans receivable from equity affiliates of
Net income                           452         325     CHF 52 million and CHF 57 million are
Weighted average                                         included in other assets in 2000 and 1999,
shares outstanding:                                      respectively. They consist primarily of
Basic                         66 311 879  66 454 357     CHF 42 million (USD 25 million) and CHF 39
Add incremental shares from                              million (USD 25 million) in 2000 and 1999,
stock option plans                     0       8 541     respectively, due from Hexcel Corporation
Diluted                       66 311 879  66 462 898     bearing interest at variable rates and is
Basic earnings per share:                                due in 2003, and CHF 10 million and CHF 10
  Continuing operations             6.31        3.58     million, for 2000 and 1999, respectively,
  Discontinued operations           0.50        1.31     due from CIMO Compagnie Industrielle de
Net income                          6.81        4.89     Monthey SA, bearing interest at 2 percent
Diluted earnings per share:                              in 2000 and 2 percent in 1999.
  Continuing operations             6.31        3.58          The Company had payables and accrued expenses
  Discontinued operations           0.50        1.31     of CHF 46 million and CHF 108 million in 2000
Net income                          6.81        4.89     and 1999, respectively, to equity affiliates.
----------------------------------------------------
                                                         Other
Diluted earnings per share assumes (i)                   The fair value of the compensation paid
that the 1.25 percent convertible bonds,                 to members of the Board of Directors was CHF 1.6
issued in 1998, were converted at the                    million in 2000 and CHF 1.5 million in 1999.
beginning of the year in 2000 and 1999,                  There were no loans between the Company and
with related interest and common shares                  members of the Board of Directors.
adjusted accordingly, and (ii) that the
weighted average shares outstanding were                 20. Commitments and contingencies
increased by shares issuable upon exercise               -------------------------------------------------
of those stock options for which the                     Lease Commitments
average stock market price exceeded the                  The Company leases certain facilities
exercise price, less shares which could                  under operating leases. The future
have been purchased by the Company with                  minimum lease commitments required
the related proceeds receivable from the                 under fixed term leases are: 2001 CHF 46
exercise of the stock options. These two                 million; 2002 CHF 35 million; 2003 CHF 27
calculations are not considered in                       million; 2004 CHF 52 million; 2005 CHF 16
calculating dilutive earnings per share if               million; 2006 and thereafter CHF 5
the effect would be antidilutive, that is                million. Rental expense amounted to CHF 85
the dilutive earnings per share would be                 million and CHF 75 million in 2000 and
higher than the basic earnings per share.                1999, respectively.
     For the years ended December 31, 2000 and
1999, the calculation of diluted earnings                Purchase Commitments
per share excluded the assumed conversion                The Company has various purchase commitments for
of the 1.25 percent convertible bonds,                   materials, supplies and items of permanent
issued July 1998, due 2003, as their                     investment incident to the ordinary course
inclusion would have been antidilutive. In               of business. In the aggregate, these
2000, the calculation of diluted earnings                commitments are not in excess of current
per share excluded 1 297 543 stock options               market prices and reflect normal business
(1999: 417 153) with exercise prices                     operations.
between CHF 108 and CHF 183 as their
exercise prices were greater than the                    Guarantees
average market price of the common shares                In the normal course of business, the Company
for the year.                                            has provided guarantees of approximately CHF 40
                                                         million. Although it is not practical to
                                                         estimate their fair value, the Company
                                                         does not expect to incur losses as a
                                                         result of these guarantees.

-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)


Contingencies                                   Prior to the Company's spin-off from
The Company operates in                         Novartis, a Company-wide environmental
countries where political, economic,            audit was performed. Based on the results
social, and legal developments could have       of the audit, management was of the
an impact on the operational activities.        opinion that CHF 738 million in reserves
The effects of such risks on the Company's      recorded at that time were sufficient to
results, which arise during the normal          meet all then known and anticipated
course of business, are not foreseeable         environ-mental claims and liabilities
and are therefore not included in the           relating to the Company's past operations.
accompanying financial statements.              These provisions were adjusted as further
     In the ordinary course of business, the    information developed or circumstances
Company is involved in lawsuits, claims,        changed and amounted to CHF 798 million at
investigations and proceedings, including       December 31, 2000 (CHF 789 million at
product liability, commercial,                  December 31, 1999). The main difference
environmental, and health and safety            between 2000 and 1999 relates to changing
matters. In connection with its Toms            foreign currency exchange rates, usage of
River, New Jersey site in the United            the provisions, increases for new
States, the Company has been named as a         environmental claims, as discussed below,
defendant in several actions (see               and by reductions in the provisions as a
"Environmental matters" below). Since           result of favorable settlement of previous
these cases are at a very early stage, a        environmental claims and updates to the
reasonable estimate of the total costs          estimated costs to complete outstanding
related thereto is not possible. Although       claims and issues. The Company's
the outcome of any legal proceedings            environmental protection and improvement
cannot be predicted with certainty, the         cash expenditures were approximately CHF
Company believes that there are no such         61 million in 2000 (CHF 61 million in
matters pending which could be material in      1999), including investments in
relation to its business, financial             construction, operations and development.
position or results of operations.                   In the agreement on the Company's spin-off
     Pursuant to the spin-off, the Company and  from Novartis, Novartis agreed to
Novartis AG ("Novartis") reached certain        reimburse the Company 50 percent of United
agreements with the Swiss authorities           States environmental liabilities arising
concerning income and transaction related       from past operations of the Company in
taxes, and stamp duties. Changes in             excess of the agreed reserves. Outside the
control of the Company, larger                  United States, environmental liabilities
concentrations of third-party voting            are allocated between Novartis and the
rights or sale of material parts of the         Company based on ownership of the site or,
business within the next few years could        if environmental liabilities do not relate
trigger retroactive tax charges to the          to production sites or these are not owned
Company.                                        by either entity, according to the
                                                polluter pays principle. If causation
Taxes                                           between the parties cannot be determined,
The German tax authorities have completed       costs are shared equally. The agreement
the tax audit of the Company's operations       with Novartis is not subject to any time
in Grenzach, Germany, for the period from       or amount limits but could terminate for
1989 to 1995 including the 1996 opening         certain liabilities in the United States
tax balance sheet of the Grenzach company       (i) upon a sale of substantially all of
as a result of the spin-off from Novartis.      the Company's assets, (ii) upon a change
The German tax authorities have made a          in control of the Company, or (iii) for
substantial tax adjustment. In accordance       individual facilities, upon the sale of
with the Master Spin-off Agreement with         the facility (unless the Company retains
Novartis and with Swiss commercial law,         responsibility for any clean-up at such site).
management is of the opinion that the                In 1998, certain litigation matters
total liability owed is the responsibility      related to sites located in the United
of Novartis. In management's opinion, the       States were settled with the insurance
ultimate outcome of this matter will not        com-panies. The Company received the cash
have a material adverse effect on the           of approximately CHF 43 million, net of
financial position or overall trends in         related legal costs incurred, in 1999.
the results of operations of the Company.       The Company has not reflected any
                                                potential insurance recoveries that may be
Environmental Matters                           available in the future.
Operating in the chemical industry, the              The Company continues to participate in
Company is subject to stringent                 environmental assessments and clean-ups at
environmental, health and safety laws           a number of locations, including operating
and regulations. It is the                      facilities, previously owned facilities
Company's policy to continuously develop        and United States Superfund sites. The
and improve the environmental performance       Company accrues reserves for all known
of key manufacturing processes through an       environmental liabilities for remediation
active program to address environmental         costs when a clean-up program becomes
matters. In addition to process                 probable and costs can be reasonably
improvements, the Company uses advanced         estimated.
waste treatment and disposal facilities at           Clean-up of the most significant sites has
all major manufacturing sites that allow        been or is nearly completed, except for
the sites to comply with recent laws and        two major sites where remediation measures
regulations applicable to waste streams.        are still in discussion, as described in
Management believes that the Company            the following paragraphs.
substantially complies with all such laws.

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)

At its Toms River, New Jersey remediation      21. Valuation and qualifying accounts and reserves
site the Company agreed with the United        ----------------------------------------------------
States Environmental Protection Agency in
September 2000 on a Remedial Action Plan       Allowance for doubtful accounts:
which now enters into its technical design     For the year ended December 31,          2000   1999
and implementation phase. It is expected       ----------------------------------------------------
to involve significant expenses over a         Balance at beginning of year              125    111
period of several years.                       Additions (deductions) charged (credited)
     The contamination                         to cost and expenses, net                  24     19
of the groundwater on the Toms River site      Additions (deductions) - other, net(1)    (30)    (8)
has triggered, since May 2000, several         Currency adjustments                       (1)     3
actions against the Company in the New         Balance at end of year                    118    125
Jersey Chancery Court seeking medical          ----------------------------------------------------
monitoring as well as payment of damages
for alleged injuries by a number of            Allowance for obsolete and slow moving inventory:
individuals who reside or resided in the       For the year ended December 31,          2000   1999
vicinity of the Company's Toms River site      ----------------------------------------------------
during the years from 1952 to 1980 and         Balance at beginning of year               78     67
were allegedly exposed to contaminated         Additions (deductions) charged (credited)
drinking water. These cases are in a very      to cost and expenses, net                  17      4
early stage, and the Company intends to        Additions (deductions) - other, net(1)    (22)     0
defend itself vigorously. A third group of     Currency adjustments                        0      7
individuals defending the interests of a       Balance at end of year                     73     78
number of children who died or suffer from     ----------------------------------------------------
brain cancer allege that the groundwater
contamination of the Toms River site may       Deferred income tax valuation allowance:
be the cause to these illnesses. This          For the year ended December 31,          2000   1999
group of individuals entered into a            ----------------------------------------------------
standstill agreement with the Company          Balance at beginning of year              217    182
regarding the statute of limitations.          Additions (deductions) charged (credited)
     In addition, as a result of past          to cost and expenses, net                 (70)    (5)
operations of the former Ciba-Geigy, the       Additions (deductions) - other, net(1)     (8)    27
Company is involved in the planning of a       Currency adjustments                        4     13
remediation of the waste disposal site in      Balance at end of year                    143    217
Bonfol, Switzerland, which was closed in       ----------------------------------------------------
1976. The responsibility for the clean-up      (1) Additions (deductions) - other, net is primarily
lies with several chemical enterprises,        additions and deductions applicable to acquisitions
including among others the Company, Clariant   and divestitures, amounts written-off and
Ltd., Novartis and Roche Holding Ltd. The      miscellaneous other adjustments.
responsible companies closely cooperate
with the competent  authorities to define
the necessary measures in view of
a final  remediation of the site. The
Company cannot predict with certainty
the total cost of such remediation, or
the precise amount of time necessary
to accomplish the remediation. It is
currently estimated, however, that the
remediation effort could require nine to
fifteen years to complete.
     The  contractual  terms of the sale
of the Performance Polymers business
stipulate that, in general, the Company
will retain responsibility for
environmental claims relating to the
operations of the Performance Polymers
business prior to the closing date,
whereby damages for remediation in
connection with sites outside the United
States shall cover only 80 percent
of the respective costs. The
responsibility with respect to any
non-United States sites covers
environmental liabilities incurred
within fifteen years and is limited to
CHF 75 million.  With respect to any
such environmental liabilities in the
United States the Company's obligation
to indemnify is unlimited in time or
amount.  Novartis' environmental
indemnification obligations to the
Company described above are not affected
by the sale of the Performance Polymers
business.
     In management's opinion, the
environmental reserves accrued are
sufficient to meet all currently known
and estimable environmental claims and
contingencies. Because of the nature
of the Company's operations, however,
there can be no assurance that
significant costs and liabilities from
ongoing or past operations will not
be incurred in the future. In addition,
environmental clean-up periods are
protracted in length and environmental
costs in future periods are subject
to changes in environmental remediation
regulations.

Independent Auditors' Report
-------------------------------------------------------------------------------

Report of the Group Auditors to the
General Meeting of the Shareholders of
Ciba Specialty Chemicals Holding Inc., Basel
As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders' equity and notes presented on pages 16 to 36) of Ciba Specialty Chemicals Holding Inc. and its subsidiaries for the year ended December 31, 2000.
     These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
     Our audit was conducted in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with United States Generally Accepted Accounting Principles and comply with the Swiss law.
     We recommend that the consolidated financial statements submitted to you be approved.

ARTHUR ANDERSEN AG




Eric G. Ohlund              Markus Schweizer

Basel, January 19, 2001

Summary of Selected Financial Data
-------------------------------------------------------------------------------
(in million of Swiss francs, except share and per share data)

                                                                         2000         1999          1998         1997
---------------------------------------------------------------------------------------------------------------------
Results of operations
Net sales                                                               7 902        7 244         6 632        6 196
Operating income (loss)                                                   876          632          (528)         357
Income (loss) from continuing operations (1)                              418          238          (971)         222
Income (loss) from discontinued operations, net of tax (2)(3)              34           87           (13)          60
Net income (loss) (4)                                                     452          325          (984)         282
Basic earnings (loss) per share
  Continuing operations (1)                                              6.31         3.58        (14.65)        3.25
  Discontinued operations (3)                                            0.50         1.31         (0.20)        0.88
  Net income (loss) (4)                                                  6.81         4.89        (14.85)        4.13
Diluted earnings (loss) per share
  Continuing operations (1)                                              6.31         3.58        (14.65)        3.25
  Discontinued operations (3)                                            0.50         1.31         (0.20)        0.88
  Net income (loss) (4)                                                  6.81         4.89        (14.85)        4.13
Equity per share (5)                                                    56.82        54.74         48.94        68.58
Dividend per share (6)                                                   2.00         2.00          2.00         2.00
Weighted average number of shares outstanding
  Basic                                                            66 311 879    66 454 357   66 293 130   68 158 845
  Diluted                                                          66 311 879    66 462 898   66 293 130   68 158 845
---------------------------------------------------------------------------------------------------------------------
Other data - continuing operations
Net sales growth percentage                                                 9%           9%            7%          14%
Restructuring and special charges (7)                                       2            0         1 286          296
EBITDA (8) , before restructuring and special charges                   1 348        1 086         1 175          972
EBITDA margin (9) , before restructuring and special charges             17.1%        15.0%         17.7%        15.7%
Capital expenditures                                                      249          267           396          413
Depreciation and amortization                                             470          454           418          319
Research and development                                                  293          256           249          250
Personnel costs                                                         2 047        1 836         1 883        1 650
Number of employees at year end                                        20 306       20 117        21 148       18 137
Balance sheet data
Current assets                                                          4 797        4 272         4 284        4 734
Property, plant and equipment, net                                      3 787        3 914         3 853        3 454
Total assets                                                           12 105       12 407        12 045       10 151
Short-term debt                                                           371        1 174         1 905        1 814
Long-term debt                                                          3 859        4 265         3 648          294
Common stock                                                              721          721           721          721
Shareholders' equity                                                    3 754        3 638         3 252        4 553
---------------------------------------------------------------------------------------------------------------------

(in millions of Swiss francs, except share and per share data)
--------------------------------------------------------------

                                                       2000      1999        1998       1997
---------------------------------------------------------------------------------------------
Business segment data
Additives (10)(11)
  Net sales                                           3 740     3 443       2 921      2 349
  Additives excluding Water Treatments                2 644     2 426       2 199      2 349
  Water Treatments                                    1 096     1 017         722          -
  Operating income                                      561       461         497        377
  Additives excluding Water Treatments                  483       411         412        377
  Water Treatments                                       78        50          85          -
  EBITDA (8)                                            763       647         672        498
  Additives excluding Water Treatments                  627       533         532        498
  Water Treatments                                      136       114         140          -
  EBITDA margin (9)                                    20.4%     18.8%       23.0%      21.2%
  Additives excluding Water Treatments                 23.7%     22.0%       24.2%      21.2%
  Water Treatments                                     12.4%     11.2%       19.3%         -
Colors (12)
  Net sales                                           2 620     2 396       2 344      2 485
  Operating income                                      321       231         207        276
  EBITDA (8)                                            452       356         327        401
  EBITDA margin (9)                                    17.2%     14.9%       14.0%      16.1%
Consumer Care (13)
  Net sales                                           1 542     1 405       1 367      1 362
  Operating income                                      184       146         149        137
  EBITDA (8)                                            239       203         206        192
  EBITDA margin (9)                                    15.5%     14.4%       15.1%      14.1%
Discontinued operations (14)
Performance Polymers business
  Net sales                                             774     1 729       1 791     1 626
  Operating income (loss)                                57       131         (17)        82
  Gain on sale, net of tax                               34         -           -          -
  EBITDA (8)                                            n.m.      193         140        217
  EBITDA margin (9)                                     n.m.     11.2%        7.8%      13.3%
---------------------------------------------------------------------------------------------
See Glossary of Financial Terms

Footnotes

(1) Included in income from continuing operations is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 274 million or CHF 19.22 per share in 1998 and CHF 222 million or CHF 3.27 per share in 1997.

(2) The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company's Performance Polymers business which was sold on May 31, 2000. This gain includes income from operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. (See footnote (14) below).

(3) Included in income from discontinued operations is restructuring and special charges, net of tax of CHF 68 million or CHF 1.03 per share in 1998 and CHF 56 million or CHF 0.82 per share in 1997.

(4) Included in net income is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000, CHF 1 342 million or CHF
     20.24 per share in 1998 and CHF 278 million or CHF 4.09 per share in 1997.

(5) Equity per share is calculated by dividing the total shareholders' equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.

(6) The 2000 dividend per share is presented based on the proposal to the shareholders' meeting in 2001, based on 2000 results, and is subject to shareholders' approval.

(7) Included in the 1998 restructuring and special charges is CHF 1 012 million for the write- off of acquired In-process research and development associated with the acquisition of Allied Colloids.

(8) EBITDA is calculated as operating income plus depreciation and amortization.

(9)  EBITDA margin is EBITDA expressed as a percentage of net sales.

(10) The net sales, EBITDA and EBITDA margin have been restated in 1998 to reflect the combination of the Company's Additives business with the Company's Water Treatments operations to create a new enlarged Additives division in 1999. Supplemental financial data for the Additives business, excluding the Water Treatments business, and the Water Treatments business unit has been presented to provide additional transparency of the division's results.

(11) Financial data for the Water Treatments business unit in 1998 is presented for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

(12) The net sales, EBITDA and EBITDA margin have been restated in 1997 to reflect the combination of the Company's Pigments and Textile Dyes business and the transfer of certain products of the former Textile Dyes division to the Consumer Care division to form the Colors division in 1998.

(13) For comparative purposes, the 1997 Consumer Care financial data have been restated to reflect the effects of products transferred from the former Textile Dyes division.

     (14) Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division's business and do not include an allocation of the Company's interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. (See Note 3 to the Consolidated Financial Statements.)

n.m.: Data is not meaningful as the Performance Polymers business was sold on May 31, 2000 (see footnote (14) above).

Major Consolidated Subsidiaries and Associated Companies
-----------------------------------------------------------------------

----------------------------------------------------------------  ----------------------------------------------------------------
                   Group             Manufac-         Services,                       Group             Manufac-         Services,
                   Holding % Selling turing  Research Finance                         Holding % Selling turing  Research Finance
----------------------------------------------------------------  ----------------------------------------------------------------
Europe                                                            Switzerland
----------------------------------------------------------------  Ciba
Austria                                                              Spezialitatenchemie
Ciba                                                                 Holding AG,
Spezialitatenchemie                                                  Basel (1)                                           o
  GmbH, Wien       100       o                                     ---------------------------------------------------------------
----------------------------------------------------------------   Ciba SC Recherche
Belgium                                                              Marly SA, Marly      100                            o
Ciba Specialty                                                     ---------------------------------------------------------------
Chemicals                                                          Ciba Specialites
  N.V., Groot-                                                       Chimiques
  Bijgaarden       100       o                                       Monthey SA,
----------------------------------------------------------------     Monthey              100           o
Finland                                                            ---------------------------------------------------------------
Ciba Specialty                                                     Ciba
Chemicals                                                            Spezialitatenchemie
  Finland OY,                                                        AG, Basel            100   o       o       o
  Helsinki         100       o                                     ---------------------------------------------------------------
----------------------------------------------------------------   Ciba
France                                                               Spezialitatenchemie
Ciba Specialites                                                     Finanz AG, Basel     100                            o
Chimiques                                                          ---------------------------------------------------------------
  SA, Rueil-                                                       Ciba
  Malmaison        100       o       o                               Spezialitatenchemie
----------------------------------------------------------------     International AG,
Societe Nouvelle                                                     Basel                100                            o
de Chimie                                                          ---------------------------------------------------------------
  Industrielle                                                     Ciba
  (S.N.C.I.) SA,                                                     Spezialitatenchemie
  Saint Jeoire en                                                    Kaisten AG, Kaisten  100           o
  Faucigny         100       o       o       o                     ---------------------------------------------------------------
----------------------------------------------------------------   Ciba
Societe Pyreneenne de                                                Spezialitatenchemie
  coloration "Sopyco"                                                Schweizerhalle AG,
  Sarl,                                                              Muttenz              100           o
  Abidos Mourens   100       o       o                             ---------------------------------------------------------------
----------------------------------------------------------------   Ciba
Germany                                                              Spezialitatenchemie
Ciba                                                                 Services AG, Basel   100                            o
Spezialitatenchemie                                                ---------------------------------------------------------------
  Grenzach GmbH,                                                   CIMO Compagnie
  Grenzach-Wyhlen  100               o       o                       Industrielle de
----------------------------------------------------------------     Monthey SA, Monthey  50                             o
Ciba                                                               ---------------------------------------------------------------
Spezialitatenchemie                                                Turkey
  Holding                                                          Ciba Ozel Kimyevi
  Deutschland GmbH,                                                  Urunler Sanayi ve
  Lampertheim      100                                o              Ticaret Ltd.,
----------------------------------------------------------------      Istanbul            100   o
Ciba                                                               ---------------------------------------------------------------
Spezialitatenchemie                                                United Kingdom
  Lampertheim GmbH,                                                Ciba Specialty
  Lampertheim      100       o       o       o                       Chemicals
----------------------------------------------------------------     PLC, Macclesfield    100   o       o       o
Ciba                                                               ---------------------------------------------------------------
Spezialitatenchemie                                                Ciba Specialty
  Pfersee GmbH,                                                      Chemicals Investment
  Langweid/Lech    100       o       o       o                       PLC, Macclesfield    100                            o
----------------------------------------------------------------   ---------------------------------------------------------------
TFL Ledertechnik                                                   Ciba Specialty
  GmbH & Co. KG,                                                     Chemicals Water
  Weil am Rhein    50        o       o       o                       Treatments Ltd.,
----------------------------------------------------------------     Bradford             100   o       o       o
Greece                                                             ---------------------------------------------------------------
Ciba Specialty                                                     North America
  Chemicals Hellas                                                 ---------------------------------------------------------------
  ABEE, Athens     100       o       o                             Bermuda
----------------------------------------------------------------   Chemical Insurance
Hungary                                                              Company Ltd.,
Ciba Specialty                                                       Hamilton             100                            o
  Chemicals                                                        ---------------------------------------------------------------
  Magyarorszag, Kft.                                               Ciba Specialty
  Budapest         100       o                                       Chemicals
----------------------------------------------------------------     International Finance
Italy                                                                Ltd., Hamilton       100                            o
Ciba Specialty                                                     ---------------------------------------------------------------
Chemicals S.p.A.,                                                  Ciba Specialty
  Sasso Marconi                                                      Chemicals Investment
  (Bologna)        100       o       o       o                       Ltd., Hamilton       100                            o
----------------------------------------------------------------   ---------------------------------------------------------------
Magenta Master                                                     Canada
  Fibres, S.p.A.,                                                  Ciba Specialty
  Milano           60        o       o      o                        Chemicals Canada
----------------------------------------------------------------     Inc., Mississauga    100   o       o
Netherlands                                                        ---------------------------------------------------------------
Ciba Specialty                                                     Ciba Specialty
Chemicals                                                            Chemicals Water
  International                                                      Treatments Corp.,
  Nederland B.V.,                                                    Brampton             100   o
  Maastricht       100                                o            ---------------------------------------------------------------
----------------------------------------------------------------   United States of America
Ciba Specialty                                                     Ciba Specialty
Chemicals                                                            Chemicals
  (Maastricht) B.V.                                                  Corporation,
  Maastricht       100       o       o       o                       Tarrytown, NY        100   o       o       o
----------------------------------------------------------------   ---------------------------------------------------------------
Portugal                                                           Ciba Specialty
Ciba Especialidades                                                  Chemicals Water
  Quimicas Lda.,                                                     Treatments Inc.,
   Porto           100       o                                       Suffolk, VA          100   o       0       0
----------------------------------------------------------------   ---------------------------------------------------------------
Spain
Ciba Especialidades
  Quimicas S.L.,
  Barcelona        100       o       o
----------------------------------------------------------------
Sweden
Ciba Specialty
  Chemicals Sweden
  AB, Goteborg     100       o
----------------------------------------------------------------

Major Consolidated Subsidiaries and Associated Companies
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------  ----------------------------------------------------------------
                   Group             Manufac-         Services,                       Group             Manufac-         Services,
                   Holding % Selling turing  Research Finance                         Holding % Selling turing  Research Finance
----------------------------------------------------------------  ----------------------------------------------------------------
Central America                                                   Pigments Specialties
----------------------------------------------------------------   Mumbai             100       o
Argentina                                                         ----------------------------------------------------------------
Ciba Especialidades                                               Swathi Organics &
 Quimicas S.A.,                                                    Specialitis Pvt.
 Buenos Aires      100       o                                     Ltd., Pondicherry  22        o       o
----------------------------------------------------------------  ----------------------------------------------------------------
Brazil                                                            Indonesia
Ciba Especialidades                                               P.T. Ciba Specialty
 Quimicas Ltda.,                                                   Chemicals Indonesia,
 Sao Paolo         100       o       o                             Jakarta            80        o       o
----------------------------------------------------------------  ----------------------------------------------------------------
Chile                                                             Japan
Ciba Especialidades                                               Chemipro Fine
 Quimicas Ltd.,                                                    Chemical Kaisha
 Santiago de Chile 100       o                                     Ltd., Kobe         51        o       o
----------------------------------------------------------------  ----------------------------------------------------------------
Ciba Especialidades                                               Ciba Specialty
 Quimicas Conosur                                                  Chemicals K.K.,
 S.A., Santiago de                                                 Takarazuka/Tokyo   100       o               o
 Chile             67        o                                    ----------------------------------------------------------------
----------------------------------------------------------------  Musashino-Geigy Co.
Colombia                                                           Ltd., Tokyo (3)    60        o       o
Ciba Especialidades                                               ----------------------------------------------------------------
 Quimicas S.A.,                                                   Nippon Alkyl Phenol
 Bogota            100       o       o                             Co. Ltd., Tokyo(4) 46        o       o
----------------------------------------------------------------  ----------------------------------------------------------------
Guatemala                                                         Republic of Korea
 Ciba Especialidades                                              (South Korea)
 Quimicas, S.A.                                                    Ciba Specialty
 (ACC), Guatemala  100       o       o                             Chemicals Korea
----------------------------------------------------------------   Ltd., Seoul        100        o
Mexico                                                            ----------------------------------------------------------------
Ciba Especialidades                                               Daihan Swiss
Quimicas Mexico S.A.                                               Chemical Corp.,
 de C.V., Mexico   100       o       o                             Seoul              50        o       o       o
----------------------------------------------------------------  ----------------------------------------------------------------
Panama                                                            Doobon Fine Chemical
Ciba Especialidades                                                Co., Ltd.          63        o
 Quimicas Colon                                                   ----------------------------------------------------------------
 S.A., Colon       100       o                                    Malaysia
----------------------------------------------------------------  Ciba Specialty
Asia                                                               Chemicals (Malaysia)
----------------------------------------------------------------   SDN. BHD., Klang   70        o       o
China                                                             ----------------------------------------------------------------
 Ciba Speciality                                                  Singapore
 Chemicals (China)                                                Ciba Specialty
 Ltd., Beijing     100                                o            Chemicals
----------------------------------------------------------------   (Singapore) Pte
Ciba Speciality                                                    Ltd., Singapore    100       o      o
 Chemicals (Hong                                                  ----------------------------------------------------------------
 Kong) Ltd.,                                                      Taiwan
 Hong Kong         100       o                                    Ciba Specialty
----------------------------------------------------------------   Chemicals (Taiwan)
Ciba Speciality                                                    Ltd., Kaohsiung    100       o      o
 Chemicals                                                         ----------------------------------------------------------------
 (Shanghai) Ltd.,                                                  Thailand
 Shanghai          100       o                                     Ciba Specialty
----------------------------------------------------------------    Chemicals
Guangdong Ciba                                                      (Thailand) Ltd.,
 Specialty                                                          Bangkok           100       o      o
  Chemicals Co.,                                                   ----------------------------------------------------------------
  Ltd. Panyu,                                                      Ciba Specialty
  Guangdong        95        o       o                              Chemicals Industries
----------------------------------------------------------------    Ltd., Bangkok     95        o       o
Guangzhou Ciba                                                     ----------------------------------------------------------------
 Speciality                                                        Africa
 Chemicals Co. Ltd.,                                               ----------------------------------------------------------------
 Guangzhou         80        o       o                             South Africa
----------------------------------------------------------------   Ciba Specialty
Qingdao Ciba Dyes                                                   Chemicals (Pty)
 Co. Ltd., Qingdao 94        o       o                              Ltd., Spartan     100       o
----------------------------------------------------------------   ----------------------------------------------------------------
Qingdao Ciba                                                       Australia and
 Pigments Co. Ltd.,                                                New Zealand
 Qingdao           91        o       o                             ----------------------------------------------------------------
----------------------------------------------------------------   Australia
Shanghai Ciba                                                      Ciba Specialty
 Gao-Qiao Chemical                                                  Chemicals Pty.
 Co. Ltd.,                                                          Ltd., Thomastown  100       o      o
 Shanghai          67        o       o                             ----------------------------------------------------------------
----------------------------------------------------------------   New Zealand
Shenzhen Ciba                                                      Ciba Specialty
 Speciality                                                         Chemicals N.Z.
 Chemicals Co.                                                      Ltd., Auckland    100       o      o
 Ltd., Shenzhen    85        o       o                             ----------------------------------------------------------------
----------------------------------------------------------------   (1) The shares of Ciba Specialty Chemicals Holding Inc. are
Xiangtan Chemicals                                                     listed on the Swiss Exchange and since August 2, 2000,
 & Pigments Co.                                                        the Company's American Depository Shares ("ADSs") are
 Ltd., Xiangtan    49        o       o                                 listed on the New YorkStock Exchange.  Two ADSs represent
----------------------------------------------------------------       one share of the Company's common stock.
India
Ciba India Private                                                 (2) Company that will be sold in connection with the completion
 Ltd., Mumbai      100                                o                of the sale of the Performance Polymers business.
----------------------------------------------------------------
Ciba Speciality                                                    (3) In January 2001, the Company acquired a controlling interest
 Chemicals (India)                                                     in Musashino-Geigy Co. Ltd., increasing its hooldings from
 Ltd., Mumbai      51        o       o       o                         50 percent in this joint venture with Musashino Chemical
----------------------------------------------------------------       Laboratory Co. Ltd.
Diamond Dye-Chem
 Limited, Mumbai   51        o       o                             (4) In January 2001, the Company increased its holdings in
----------------------------------------------------------------       Nippon Alkyl Phenol Co. Ltd., from 45 percent to 46 percent.
INDO Swiss Textile
 Chemicals Ltd.,
  Mumbai           100       o       o
----------------------------------------------------------------
Petro Araldite Pvt.
 Ltd., Chennai (2) 76        o       o
----------------------------------------------------------------

Ciba Specialty Chemicals Holding Inc. Financial Statements
---------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
--------------------------------------------------------------     --------------------------------------------------------------
Statement of income                     2000            1999       Notes to the financial statements of
--------------------------------------------------------------     Ciba Specialty Chemicals Holding Inc.
Financial income                         188             190       --------------------------------------------------------------
Extraordinary income                      55               0       1. Summary of significant accounting policies
------------------------------------------------------------       The accompanying financial statements have been prepared in
Total income                             243             190       accordance with the requirements of the Swiss Code of
------------------------------------------------------------       Obligations.
Administrative expenses                    8               8            The positions on the balance sheet denominated in
Financial expenses                        36              36       foreign currencies are translated into Swiss Francs at
Taxes                                     20               5       year-end exchange rates.  The resulting exchange rate
Extraordinary expenses                    30               0       differences and the differences from current business operations
------------------------------------------------------------       are charged to the income statement.  Exchange rate differences
Total expenses                            94              49       from identical active and passive loans are offset against
------------------------------------------------------------       each other.
Profit for the year                      149             141
------------------------------------------------------------       --------------------------------------------------------------
                                                                   2.  Short-term investments
------------------------------------------------------------       Short-term investments include treasury stock at a book value
                                December 31,    December 31,       of CHF 95 million (1999: CHF 95 million; see also Note 6).
Balance sheet                           2000            1999
------------------------------------------------------------       --------------------------------------------------------------
Assets                                                             3.  Contingencies
Cash and cash equivalents                323               1                                                   2000          1999
Short-term investments                   124             112       --------------------------------------------------------------
Accounts receivable:                                               Guarantees for capital and interests
  Subsidiaries                           484             630         for "Industrial Revenue Bonds"             412           390
  Third parties                            8              32       Gauarantees for the benefit of subsidiaries   83           117
------------------------------------------------------------       Guarantees for bonds and notes
Total current assets                     939             775       for the benefit of subsidiaries            5 538         6 412
------------------------------------------------------------       --------------------------------------------------------------
Financial investments                  2 201           2 594       Total as per December 31,                  6 033         6 919
------------------------------------------------------------       --------------------------------------------------------------
Total long-term assets                 2 201           2 594
------------------------------------------------------------       --------------------------------------------------------------
Total assets                           3 140           3 369       4.  Bonds
------------------------------------------------------------       In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent.  Interest payments are due
Liabilities and shareholders' equity                               as per April 6 of each year. Date of repayment is April 6, 2009.
Liabilities:
  Subsidiaries                           204              17       --------------------------------------------------------------
  Third parties                           51              21       5. Financial investments Financial investments include loans to
  Credit institutions                      0             474       subsidiaries of CHF 692 million (1999: CHF 1 075 million).
  Bonds                                  300             300       The major direct and indirect investment in subsidiaries and
Accrued liabilities                      138             126       joint ventures of Ciba Specialty Chemicals Holding Inc. are
------------------------------------------------------------       listed in this report in the section "Major Consolidated
Total liabilities                        693             938       Subsidiaries and Associated Companies".
------------------------------------------------------------
                                                                   --------------------------------------------------------------
Common stock                             721             721       6. Treasury stock (number)
Legal reserves:                                                                                                2000          1999
  General reserve                      1 121           1 161       --------------------------------------------------------------
  Treasury stock reserve                 399             359       Treasury stock on January 1,           5 675 119     5 676 798
Retained earnings brought forward        206             190       Purchased at market prices               391 177             0
------------------------------------------------------------       Sale at market prices                     (4 862)       (1 679)
Total shareholders' equity             2 447           2 431       --------------------------------------------------------------
------------------------------------------------------------       Treasury stock on December 31,         6 061 434     5 675 119
Total liabilities and                                              --------------------------------------------------------------
 shareholders' equity                 3 140            3 369
------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
(in millions of Swiss francs, except share and per share data)
--------------------------------------------------------------     --------------------------------------------------------------
7. Common stock                                                    Report of the statutory auditors to the General Meeting of the
The General Meetings of the Shareholders on April 20, 1998         Shareholders of Ciba Specialty Chemicals Holding Inc., Basel
and on April 13, 2000 passed the following resolutions:            --------------------------------------------------------------
                                                                   As statutory auditors, we have audited the accounting records
Authorised increase of common stock                                and the financial statements (statement of income, balance
Until April 13, 2002 the Board of Directors is allowed             sheet, notes and proposed appropriation of retained earnings
to issue a maximum of 4 million fully paid in registered           brought forward, see page 42 to 43) of Ciba Specialty Chemicals
shares at a par value of CHF 10 per share. This results in an      Holding Inc., for the year ended December 31, 2000.
increase of the common stock by CHF 40 million at maximum.              These financial statements are the responsibility of
                                                                   the Board of Directors. Our responsibility is to express an
Conditional increase of common stock                               opinion on these financial statements based on our audit. We
The Company's common stock is increased by issuance of a           confirm that we meet the legal requirements concerning
maximum of 4 million fully paid in registered shares at a          professional qualification and independence.
par value of CHF 10 per share. This increase of the common              Our audit was conducted in accordance with auditing stand-
stock by up to CHF 40 million is restricted to the execution       ards promulgated by the Swiss profession, which require that an
of option and conversion rights. The advance subscription          audit be planned and performed to obtain reasonable assurance
rights of the existing shareholders may be excluded.               about whether the financial statements are free from material
     The Company's common stock is increased by issuance           misstatement. We have examined on a test basis evidence
of a maximum of 2 million fully paid in registered shares at       supporting the amounts and disclosures in the financial
a par value of CHF 10 per share. This increase of the common       statements. We have also assessed the accounting principles
stock by up to CHF 20 million is restricted to the execution       used, significant estimates  made  and the overall financial
of option and conversion rights granted to the Group's             statement presentation. We believe that our audit provides a
employees.                                                         reasonable basis for our opinion.
                                                                        In our opinion, the accounting records and financial
--------------------------------------------------------------     statements and the proposed appropriation of retained
8.  Major shareholders                                             earnings brought forward comply with the Swiss law and
                                          2000           1999      the Company's articles of incorporation.
--------------------------------------------------------------          We recommend that the financial statements submitted to
According to our knowledge the                                     you be approved.
following shareholders hold more
than 2% of the common stock:
Banque Paribas (Suisse) SA, Geneva         2.2%           2.2%     ARTHUR ANDERSEN AG
Hanover Nominees Ltd., London              2.2%
Euroclear Nominees Ltd., Bruxelles         2.1%
(all registered as nominees)
These shareholders may use their                                   /s/ Eric G. Ohlund          /s/ Markus Schweizer
voting rights up to 2% of the                                      Eric G. Ohlund              Markus Schweizer
common stock.
--------------------------------------------------------------     Basel, January 19, 2001.

Proposed appropriation of retained
earnings brought forward                  2000           1999
--------------------------------------------------------------
Profit carryforward                         57             49
Profit for the year                        149            141
--------------------------------------------------------------
Total retained earnings brought forward    206            190
--------------------------------------------------------------
Distribution of a gross dividend
of CHF 2.00 (1999: CHF 2.00)
on 66 068 683 registered shares
(1999: 66 454 998 registered shares)
at a par value of CHF 10 per share
(excluding treasury stock)                 132            133
--------------------------------------------------------------
Balance carried forward                     74             57
--------------------------------------------------------------

Glossary of Financial Terms.

Accumulated Other Comprehensive Income is a component of shareholders' equity and is the sum of the cumulative currency translation adjustment and the cumulative unrealized gains and losses on available-for-sale securities at the balance sheet date.

Acquired In-Process Research and Development Costs is the portion of the consideration paid in an acquisition that is allocated to incomplete research and development (R&D) projects. The amount allocated is using standard valuation procedures and techniques. In accordance with U.S. GAAP, in-process R&D costs are expensed immediately.

Average Invested Capital is the sum of invested capital at year end plus the invested capital as of the beginning of the year divided by two; the result is adjusted for an annualizing adjustment for acquisitions and divestitures that occurred during the reporting period, plus the current year goodwill amortization. The annualizing adjustment amends average invested capital in a way which ensures that invested capital relating to an acquisition/divestment is proportional to the period during which the investment was consolidated. To illustrate, for an acquisition where the operations are consolidated for nine months, invested capital is proportionately adjusted to reflect 75 percent of the amount that would normally be expected for a full year.

Basic Earnings per Share is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

Cash Flows from Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities as well as restructuring payments.

Commercial Paper are short-term borrowings that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

Comprehensive Income is the change in equity of the Company during the year from transaction and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income for the year, the current year's currency translation adjustment and the current year's unrealized gains and losses on available-for-sale securities, net of tax.

Convertible Bonds are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

Cost of Capital is calculated by multiplying the average invested capital by the weighted average cost of capital.

Defined Benefit Pension Plan is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

Defined Contribution Pension Plan is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

Diluted Earnings per Share is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.

Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Financial instruments currently used by the Company are forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

EBIT (Earnings Before Interest and Taxes) is calculated as operating income.

EBIT Margin is EBIT expressed as a percentage of net sales (EBIT divided by net sales).

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

Economic Profit (Loss) is determined by subtracting a capital charge from NOPAT. A capital charge is calculated by multiplying the average invested capital by the weighted average cost of capital ("WACC").

Equity per Share is calculated by dividing total shareholders' equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.

Free Cash Flow is Cash Flows from Operating Activities adjusted for netcash from investing activities less dividends paid. The Company uses free cash flows for reinvestment in the business and for repayment of debt.

Goodwill is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fairvalue of the acquired entity's tangible and identifiable intangible net assets.

Gross Profit is defined as net sales less costs of goods sold. Gross Profit Margin is Gross Profit expressed as a percentage of net sales (Gross Profit divided by net sales).

Intensities are amounts expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

Invested Capital is the sum of total assets less non-interest bearing current liabilities (i.e. accounts payable,income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) less deferred tax assets.

Net Assets are defined as Invested Capital. Please refer to the definition of Invested
Capital.

Net Cash Provided by Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

Net Sales Growth percentage is the change in the current period's net sales in Swiss francs over the previous period's sales in Swiss francs expressed as a percentage.

Net Sales Growth percentage, in Local Currencies is the change in the current period's net sales in local currencies over the previous period's net sales in local currencies expressed as a percentage.

NOPAT (Net Operating Profit After Tax) is calculated as EBIT before amortization of goodwill, less a notional tax charge of 25 percent.

Notional Value (of a derivative financial instrument) is the stated contract amount or the notional principal amount if there is no stated contract amount for the financial instrument.

Operational Current Assets is the sum of accounts receivable, inventories and pre-paid and other current assets.

Velocity is calculated by dividing net sales by average invested capital for the period.

Weighted Average Cost of Capital ("WACC") is the weighted average cost associated with the Company's debt and equity.

                             Ciba Specialty Chemicals' 2000 Annual Report consists of the Business Review and Financial Review.

                             The documents are published in both English and German.

                             This report was produced using Ciba Specialty Chemicals' products contained in papers, inks and other materials.

                             The 2000 Annual Report was developed and written by Corporate Communications and Corporate Finance, Ciba Specialty Chemicals.
                             (C)Ciba Specialty Chemicals Inc. 2001

                             Designed and produced by Browns/London.
                             Typeset by ehsrealtime.
                             Printed in Switzerland by Birkhauser + GBC Ltd.

Ciba Specialty Chemicals Inc.
                                              CIBA
Klybeckstrasse 141
CH-4002 Basel
Switzerland

                                              Value beyond chemistry